

World Leader • World Vision







The 5 strategic reasons for our growth

NDS Group plc
Annual report 2005





Who we are

NDS is the leading global supplier of open end-to-end digital pay-TV solutions for the secure delivery of entertainment and information to television set-top boxes, IP and other devices.

What we do

NDS enables broadcasters, network operators and content providers to profit from the deployment of digital technologies including innovative solutions for personal TV, interactivity, secure broadband, home networks and content on the go.


sky




Integrated TV
HDTV/ Home Theater
Cable and Broadband Infrastructure
Home Network Server
Memory Stick
Digital Video Camera

NDS has enjoyed a strong year of growth with new platforms, greater use of our solutions and the development of new technologies that will enable current and future customers to succeed. To maintain this growth, we continue to follow our 5 strategic objectives:

1. **Support current customers and help them grow their subscriber base**
2. **Sell new applications and services to current customers**
3. **Win new pay-TV customers**
4. **Capitalize on the convergence of digital broadcasting, the internet and mobile technologies that require content protection**
5. **Initiate strategic alliances and acquisitions to gain market share and expand reach**

NDS – Overview


Cablevision
DIRECTV
NDS Americas
RCN
Intelsat
Innova
Media Overseas
Sky Colombia
DIRECTV LA
Sky Brasil
Sky Chile
NDS Conditional Access Customers Worldwide
NDS Middleware Customers Worldwide
NDS Facilities Worldwide

Highlights

- VideoGuard® digital conditional access is selected by new platforms in Korea, China and the US while existing customers enjoy subscriber growth. All VideoGuard platforms remain secure.
- The Synamedia solution for Broadband IP is selected by existing customers and wins new platforms. Softbank in Japan acquires an additional system to serve 1 million on-demand subscribers.
- The NDS XTV PVR is being integrated at eight major platforms. Sky+ has more than 880,000 XTV subscribers. XTV will also be launched by DIRECTV.
- NDS MediaHighway middleware continues to win new platforms with major contracts renewed by Astro and CANALSAT.
- DIRECTV downloads MediaHighway middleware to millions of set-top boxes for enhanced interactive TV capability.
- NDS supplies new Value@TV applications to DIRECTV.
- NDS mVideoGuard, which protects streaming video and audio to mobile devices, is sold to several mobile manufacturers.
- BSkyB launches its Skybet betting channel using games technology supplied by NDS Denmark and OpenBet™ technology from Orbis, our wholly owned subsidiary.
- Orbis wins new customers including SAMVO and Heathorns.

Facts and figures

56.7m
Active VideoGuard smart cards

41
Number of digital conditional access platforms we support worldwide

20.4m
Cumulative number of set-top boxes with MediaHighway middleware

34%
Market share of digital conditional access that NDS has worldwide

+56%
Total increase in revenue to $556 million

+90%
Total increase in operating income to $92 million

CANALDIGITAL
NDS Denmark
Sistema
NDS UK
BSkyB
Viasat
CYFRA+
Versatel
Beijing Gehua Cable TV
NDS China
CCTV
China Cable Network
CJ CableNet
KDMC
BSI
NC Numericable
CANALDIGITAAL
NDS France
CANALSAT
Sichuan Cable Network
NDS Korea
SkyLife
Softbank - BBTV
Sky Italia
CYTA
NDS Israel
YES
HOT
Auna
Shanghai Cable Network
SuperSUN (Galaxy)
Digital +
Topway
STAR
Orbit
NDS Spain
CNS
NDS Hong Kong
Hathway
Chongqing Cable TV
NDS India
Guizhou Cable TV
MultiTV Afrique
Astro MBNS
Indovision
Media Overseas
Media Overseas
FOXTEL
Telstra
NDS Australia
Sky TV



REVENUE BY CATEGORY 2005 VS 2004
(US$ MILLION)
05
04
US$ million
350
300
250
200
150
100
50
0
339
178
86
65
71
52
53
56
7
6
Conditional Access
New Technologies
License Fees & Royalties
Integration, Development & Support
Other



SUBSCRIBER GROWTH
(AS AT 30 JUNE)
Subscribers
56.7
60
55
50
45
40
35
30
25
20
15
10
5
0
million
93
94
95
96
97
98
99
00
01
02
03
04
05
Year



SUPPORT

Support current customers and help them grow their subscriber base

The growth of our company is directly linked to the success and continued growth of our customers. These market-leading operators offer hundreds of channels and applications and they must be on-air 24/7. Located around the world, they require the highest level of service and support, delivered by NDS from its primary centers in the UK, Israel, France and India. In order to enhance service and support, NDS have also invested significantly in expanding local centers in the US and Korea.

Our primary business is conditional access and content protection - safeguarding the digital video, images and content that our customers distribute while ensuring they get paid for its use. This year, we protected over $30 billion of premiere sports, movies and entertainment - an achievement which requires a massive effort.

In Israel, in the newly inaugurated Beit NDS facility, almost 800 people use their skills in mathematics, physics, software and hardware engineering as well as encryption technology to enhance the security and performance of our core VideoGuard® family of solutions. VideoGuard technology can be found in more than 56.7 million smart cards and integrated into hundreds of set-top box models around the world.

In addition to software and hardware solutions, NDS uses its own operational security teams to keep a close watch on piracy. They work closely with governments and law enforcement agencies to help thwart the illegal activities that threaten our customers.

This commitment to security, and the innovative solutions we provide, help explain why operators like Viasat and Sky Italia came to NDS. By helping to eliminate the piracy problems they faced with their non-NDS legacy systems, we enabled these customers to focus on their business and find new ways to grow.

BSkyB, our first customer, and the world's most advanced digital platform, continues to offer leading edge products and services that maintain growth and revenues. This year, BSkyB launched several new features including a new parental rating program to prevent unauthorized viewing.

DIRECTV is our largest customer, with more than 14 million subscribers. In addition to conditional access and middleware, DIRECTV will deploy our XTV™ PVR technology and interactive solutions as they continue to grow and set the standard for digital pay-TV in the US. A significant portion of NDS employees have been involved in the relaunch of DIRECTV, enhancing its infrastructure and performance.

SkyLife of Korea has enjoyed unprecedented growth and now has more than 1.5 million subscribers. As part of a new long term agreement, NDS will supply advanced pay-TV services including Sky HD services, SkyChoice NVOD, SkyTouch interactive TV services and retransmission of terrestrial channels to various parts of Korea. SkyLife also launched a new Korean language EPG developed locally by NDS.

In Australia, FOXTEL is delivering TV to viewers over satellite and cable using a complex solution that uses the same headend. FOXTEL is also using the XTV PVR to help enhance their offering.

Today, NDS supports more than 41 platforms worldwide. Our customers include the world's largest and most prominent operators. We look forward to supporting our customers' activities and growth as they move ahead.

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Tiendas
CANAL CLUB
DESCUBRE
LAS NUEVAS TIENDAS
TECNOLOGÍA
FITNESS
GOURMET
VIDEOJUEGOS
MÚSICA
VÍDEOS
LIBROS


The New Detectives
Wed 10.54a 11:00a - 12:00p TV-PG
Wed 7/6 10.30a 11.00a 11.30a
271 Hist < World Tour Arms in Action
273 BRVO < Celebrity Poker Showdown
276 NGC < Mysteries of the... Explorer
277 TRAV Travel Cafe Grand Canyon: Nature's Great Escape
278 DSC < The New Detectiv..
279 DHC Birth Day Adoption Stories Adoption Stories


NDS
important
NDS
important
NDS
important


DIRECTV

NDS MediaHighway middleware
MediaHighway™, the NDS family of middleware products, is used by operators to standardize their offering over a variety of set-top boxes and drive value-added services including interactivity and TV commerce.

Used in a cummulative total of 20.4 million set-top boxes worldwide, MediaHighway was selected by DIRECTV as their new generation middleware and was successfully downloaded to millions of DIRECTV set-top boxes.

MediaHighway is found on platforms which use VideoGuard as well as platforms like Astro, CANALSAT and Sogecable that use other competing conditional access solutions.

In order to meet customer needs, the MediaHighway Development Kit now offers OCAP (Open Cable Applications Platform) standard tools for faster and simpler development of interactive applications. Developers can design, test and integrate new applications using a PC which emulates the operator's environment. MediaHighway development and support is centered in France, the UK and India.

›››





SELL

Sell new applications and services to current customers



Our customers remain market leaders because robust security gives them access to the best movies, sports and entertainment while innovation gives them new ways to generate revenues from this content. NDS helps drive this innovation through our significant investment in technology.

XTV PVR solution

This has been the year of XTV, the PVR (Personal Video Recorder), developed by NDS, which continues to change the way we are entertained and informed.

XTV allows subscribers to record programs directly onto a hard drive; pause, rewind or fast forward through live programming; record two programs and simultaneously watch another. Because it is fully integrated, installation is simple, and programs can be tracked, recorded and played directly from the EPG (Electronic Program Guide).

Operators can take advantage of XTV to push premium content, such as movies and events to the set-top box's hard disk, while allowing viewers to pay only when they watch. Content providers are willing to provide premium movies, sports and entertainment because all material stored on the set-top box hard disk remains encrypted using proven VideoGuard conditional access.

XTV has enjoyed great success at BSkyB in the UK, where the original XTV platform, called SKY+, now serves more than 880,000 subscribers and continues to grow. It has been successfully rolled out at Sky Latin America. At FOXTEL in Australia, a unique hybrid solution enables XTV to work for both satellite and cable viewers.





FOXTEL


VIASAT


Chocolate Brown
Chocolate Brown
Cranberries
Wings of a dove
Madness
Let it be
The Beatles
Out of Control
Garuda
New
Days of Speed
Paul Weller
Why I Sing The Blues
B.B. King
More categories
MP3 Library
Delete
Keep




BUMP
10850

DIRECTV has selected XTV for its next generation of PVR/DVR and is preparing to roll the system out. Expected to be the largest introduction of XTV, this digital PVR product will form the basis of several new services including video highlights, an on-air magazine and new types of disk-based advertising.

Viasat has chosen XTV for its digital subscribers, expecting it to deliver new revenues from its operations throughout northern Europe. Viasat also selected the NDS Synamedia™ solution to deliver secure video over broadband. This gives Viasat an integrated broadband and interactive solution using the same VideoGuard conditional access technology employed on its satellite platform.

In Israel, YES, the satellite DTH service, launched its YES MAX PVR in January. It will soon launch Xtreamplay games for its subscribers.

Xtreamplay exploits the power of games on the XTV set-top box, enabling subscribers to play a new generation of video-rich arcade-style games that combine the best in graphics and video action. These games can be played alone or over networks against others.

HOT, the Israeli cable consortium, is currently finalizing its HOT MAGIC product which will offer a rich set of XTV PVR features.

Home networks
XTV is expected to be at the center of home networks. It will enable different video content, games or interactive applications to be enjoyed on a variety of devices in different rooms at the same time. XTV will also allow users to download content to portable devices.

XTV Ready
As more major operators deploy the XTV PVR, subscribers are going to want to be able to take digital content wherever they go. That's why NDS is giving operators additional ways to increase revenues by pushing content to new devices. In order to take advantage of the convergence between XTV PVRs and these portable devices, NDS has created the XTV Ready program.

XTV Ready will enable and simplify the connectivity between the XTV PVR set-top box and consumer electronic devices, such as portable media players, digital cameras, camcorders, portable PVRs, MP3 players and photo printers. Archos, Humax, Maxian, Pace Micro Technology, Samsung Electronics, SanDisk and Thomson have joined the XTV Ready program and are working with NDS to allow interconnectivity of a wide range of devices.

Interactive applications
BSkyB has successfully launched the SkyBet gaming channel which utilizes the OpenBet technology platform from our Orbis subsidiary as well as games created by NDS and Orbis. An exciting roulette game is bringing new revenues to an important customer.

NDS continues to offer specialized interactive TV applications. This year, Sky Italia, Cablevision and FOXTEL have all launched significant Value@TV interactive applications developed by NDS Denmark. This team is also supplying interactive games channels for markets as diverse as the US, Europe, Australia and Latin America. New games packages are created in conjunction with customers, using their branding and marketing. These packages are sold to viewers on a subscription basis, with games typically added or changed every two weeks.

›››



WIN

Win new pay-TV customers

In order to grow, NDS must continue to win new customers. This past year has been successful, with several customers added worldwide. These new platforms require significant development and integration efforts, which then drive ongoing subscriber revenues as well as income from selling additional services and solutions.


CJ CableNet

Korea

In 2003, NDS won its first Korean customer, SkyLife, the satellite DTH operator. SkyLife now has more than 1.5 million subscribers and is a major market force.

The Korean cable market, which potentially has 11 million subscribers, is also an important one.

In order to foster competition, the Korean government mandated the use of the CableLabs® OpenCable CableCARD™ interface specification for set-top boxes and TV sets. This standard enables consumers to easily switch their cable operator because they don't have to switch set-top boxes or TVs, just their CableCARD.

The VideoGuard CableCARD, developed proactively by NDS, provides robust VideoGuard hardware and software security components on a renewable, removable card.

This year, three of Korea's most prominent MSOs - BSI, CJ Cablenet and Korea Digital Media Center (KDMC) - all selected NDS VideoGuard for their platforms, giving NDS a major share in this fast-growing market.

BSI (Broadband Solutions Inc.) of Seoul operates one of the largest digital media centers in the country. BSI's services include aggregating digital video and providing DTV delivery.

CJ Cablenet, one of Korea's largest MSOs and a global leader in OpenCable™ TV systems, will offer 120 channels as well as interactive TV services to 1.2 million subscribers. Part of the CJ Group media conglomerate, CJ Cablenet has one of Korea's most advanced technology platforms.

Korea Digital Media Center (KDMC) selected NDS VideoGuard conditional access for its digital and interactive cable TV network. Owned by the Taekwang Group, KDMC provides services to more than 30 system operators across South Korea reaching over 2 million subscribers nationwide.

China

In China, Shenzen TOPWAY Video Communications Co. Ltd., part of Shenzen TV, chose the NDS end-to-end VideoGuard cable solution for their digital TV service. As the exclusive provider in the Shenzen region, TOPWAY currently reaches 670,000 subscribers, but is expected to grow to more than 1 million as it converts to digital distribution. The Shenzen digital conversion is one of three trial cities selected by China's SARFT (State Administration of Radio, Film, Television) to migrate from analog to digital by the end of 2005.




NDS
POD Module








DIRECTV
DIRECT
sky
digital viewing card
insert in direction of arrows
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CSTV


topway
深圳市天威视讯股份有限公司

In-room entertainment
On Command Video Corporation, a leading provider of in-room interactive entertainment for the hotel industry and its guests, will incorporate the advanced VideoGuard digital video content protection system from NDS. This will be used to safeguard its high definition VOD services as well as its overall HD+ solution for the hotel industry. The On Command solution features a guest room welcome channel, advanced Canvas 2 menu system software, a full IP set-top box solution as well as an HD network for premium and movie content.

VideoGuard Express
In an effort to give smaller digital pay TV platforms the best possible security at a price they can afford, with faster time to market, NDS launched VideoGuard Express. Based on proven VideoGuard technology, this new system - sold on its own or as part of an end-to-end offering - is designed to give smaller and mid-sized operators access to premium content. VideoGuard Express can be up and running in three months at either the customer or an NDS-hosted site. It provides a future growth path through interactive, PVR, NVOD and other optional modules.

Orbis
Orbis, our wholly owned subsidiary, offers the OpenBet technology platform for legitimate online bookmakers. Its customers include the largest and most prestigious bookmakers including Ladbrokes, Blue Square, Macau Slots, Paddy Power and SkyBet, which runs on BSkyB digital television. Orbis has 120 employees and is located in London.

This year, the company signed several new bookmakers including SAMVO Entertainment Ltd. and Heathorns International.

SAMVO chose OpenBet to support a new football and basketball betting site for UK and global customers while Heathorns will offer traditional online bookmaking services using OpenBet.

›››



CAPITALIZE

Capitalize on the convergence of digital broadcasting, the Internet and mobile technologies that require content protection

As Telcos aggressively compete against cable MSOs, they are offering a "triple play" which includes telephone, high speed Internet and video services over the Internet to gain an extra gateway into customer homes. In order to get access to premium content, Telcos need to offer robust content protection and they are turning to NDS for the Synamedia solution for IPTV and VOD.

Mobile operators are also seeking new ways to extend revenues based on selling mobile digital content including video, music, sports and entertainment to their users. But this content must be protected, which is why they are selecting the mVideoGuard solution.




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HELLO D



Synamedia™ secure Broadband TV solution
Synamedia™ is the NDS solution that uses VideoGuard technology to protect content delivered over Broadband IP to set-top boxes. It enables subscribers to access IPTV, VOD and other IP services.

Auna, Spain's leading broadband and cable TV operator, selected Synamedia, to make its cable pay-TV service and Video-on-Demand available to new subscribers connected to their broadband ADSL network. NDS will protect Auna's IPTV and broadband roll out in Spain's major cities as they add Video-on-Demand to their existing cable TV customers.

Intelsat, the global satellite communications company, will use NDS Synamedia to evaluate potential IPTV services worldwide.

Sistema selected Synamedia to secure Russia's first broadband entertainment service in Moscow and other Russian regions. Part of the Sistema Group - the largest private sector consumer services company in Russia and the CIS - Sistema expects Synamedia to provide interactive TV, Video-on-Demand, multimedia games, high speed Internet and e-commerce capabilities.

In Japan, Softbank acquired an additional Synamedia system to serve over 1 million users for its new delivery service over ADSL. Softbank was the first company to deploy Synamedia for its BBTV service, and has now adopted the technology for a major roll-out in Japan.

In Hong Kong, SuperSUN, the pay-TV service of Galaxy Satellite Broadcasting Ltd., will use Synamedia to deliver premium content for its IP television service. Galaxy currently uses VideoGuard for its SMATV network in Hong Kong, and the addition of Synamedia will enable it to reach new customers throughout the region.

Viasat also selected Synamedia to complement their satellite DTH system already protected by VideoGuard. This gives Viasat the ability to serve both DTH and Broadband customers with the wealth of programming available on their own as well as licensed channels.

mVideoGuard - Secure mobile solutions
With the advent of advanced mobile technologies including 3G and mobile broadcast technologies such as DVB-H, mobile operators are seeking new ways to extend revenues by selling digital content to their users. As more and more people use mobile and portable devices such as phones, PDAs, and mobile TVs, content on the move will become an increasingly important revenue stream. But, this content needs to be protected.

The mVideoGuard mobile content solution delivers robust VideoGuard-based end-to-end content protection for mobile operators and their applications. It allows mobile operators to launch full commercial services on any content distribution network including 3G, MBMS, DAB, DMB, or DVB-H. mVideoGuard supports any standard compliant one-way or two-way devices. It also protects streaming and broadcast video as well as audio content to mobile devices while enabling flexible new business models.

MOBSVIDEO.COM, one of the the world's first mobile video portals, is using the mVideoGuard end-to-end OMA DRM compliant solution to protect premium video.

SanDisk has entered into a partnership with NDS to provide embedded security into their new line of TrustedFlash Card products as well as new server technology to provide end-to-end content protection for removable media.

Pantech and Curitel, Korea's third largest manufacturer of mobile phones, has selected mVideoGuard OMA DRM v1.0 and v2.0 client technology for inclusion in their GSM range of phones.

Arima Communications, the second largest handset manufacturer in Taiwan, has selected mVideoGuard OMA DRM v1.0 and v2.0 client technology for inclusion in both their Feature phone and Smartphone range of handsets.

›››

5 GROW

Initiate strategic alliances and acquisitions to gain market share and expand reach


SVP
SECURE VIDEO PROCESSOR

SVP Alliance

As consumers seek ways to enjoy content throughout homes, over networks and on the road, content providers and operators are happy to deliver this content. But, these providers want to ensure that the movies, music and entertainment they deliver remains secure and is paid for. In order to help solve these challenges, NDS designed the SVP specification and hardware solution.

The goal of SVP is to create an industry-wide alliance who, together with content owners and distributors, will introduce hardware-based protection to a wide array of consumer electronic devices. Together with STMicrosystems and Thomson, NDS launched the SVP Alliance to promote the SVP specification. The Alliance has enjoyed wide recognition, and is supported by the following members and platforms: AMD, Broadcom, Conexant, Humax, LG Electronics, Pace Micro, Philips, Samsung Electronics, ST, Thomson, Twentieth Century Fox, Cablevision, DIRECTV, Sky, Sky Italia and YES.

Dedication to open standards

As part of the NDS dedication to open systems, the company continues to play a major role on standards committee and alliances including the DVB, SVP, OCAP, OMA, Symbian and others.







TV + Thin-Client

Portable Audio Player

Stereo + Thin-Client

Integrated TV

Mobile Phone

HDTV/ Home Theater

PC/ Laptop

Portable Media Player

Cable and Broadband Infrastructure

Home Network Server

Memory Stick

Digital Video Camera




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Chief Executive's Review

Dr. Abe Peled

It has been another busy and successful year for NDS. We have supported and helped our customers grow, won new platforms, created new solutions and focused on delivering a wide range of innovative technologies to our existing customers. We have worked hard to meet our 5 strategic objectives - ensuring that NDS continues to evolve and excel.



I am pleased to report that this has been a very busy and successful year for NDS. Our VideoGuard conditional access technology is currently used in more than 56 million set-top boxes worldwide and we remain the market leaders in this category. Our MediaHighway middleware is used in more than 20 million set-top boxes, including millions of DIRECTV boxes which received this middleware as part of an over-the-air download.

NDS continues to deliver complex systems to customers around the world including DIRECTV, BSkyB, FOXTEL, Sky Italia, Viasat and others. This year, we have launched several new systems on BSkyB, our first and the most technically advanced digital platform in Europe. DIRECTV, our largest client, is poised to launch new interactive services which will set new standards for the US market.

In Korea, we have won three new cable platforms: BSI, CJ Cablenet and KDMC. Together with SkyLife, the satellite DTH operator, we now have a major share of this important market. In China, we have won Topway, a new cable platform in Shenzen.

This year, we also made substantial progress on the integration of the MediaHighway business acquired in December 2003. We have been able to solidify our relationship with our MediaHighway customers and, as we provide new, advanced solutions, these customers are realizing the benefits that arise from their relationship with NDS. We were also able to add new business this year, expanding the MediaHighway footprint. Most importantly, we are well on the way to developing our next generation NDS middleware which will promote greater openness, functionality and capability.

We have seen excellent growth with XTV, the world's most advanced integrated PVR/DVR product. XTV has now been selected by eight platforms including BSkyB, FOXTEL, Sky Latin America, YES, HOT and will soon be launched by DIRECTV. XTV is expected to play a major role at the center of home networks, allowing content to be securely enjoyed throughout homes on TVs, Portable Media Players and other devices.

Thanks to the new XTV Ready program, subscribers will be able to connect different types of peripheral devices to their STBs. They can enjoy photos and digital video while they securely download content and take it with them wherever they go. Our customers, the platform operators, will be able to earn revenues for this service.

NDS has built its reputation on providing security without compromises for our customers. We currently protect more than $30 billion worth of digital content. I am pleased to report that none of the 41 pay-TV platforms protected by VideoGuard are experiencing piracy problems.

By switching to VideoGuard, operators like Viasat and Sky Italia have eliminated piracy problems and are now building subscriber numbers and revenues.

As Telcos move into broadband delivery of video services, we have won significant new business with our Synamedia platform which features VideoGuard content protection. Synamedia's ability to deliver working IPTV and VOD systems has helped us win a number of significant contracts and participate in several key trials.

In addition, some of our pay-TV satellite and cable customers are starting to employ broadband delivery to augment their distribution including Viasat, Auna and SkyLife.

Our Orbis subsidiary continues to make an important contribution. This year, the company launched new products including a fixed-odds games framework, marketing utilities to help existing customers enhance their capabilities and a betting exchange application. We are pleased to report that Orbis won several new customers and is continuing to develop exciting products.

Together with NDS Denmark, Orbis has supplied new games to BSkyB's SkyBet channel including a highly successful roulette product. This demonstrates one of the synergies of NDS Group and is expected to drive additional revenues to one of our most important customers.

The interactive business continues to change, and we are focused on providing technology and infrastructure as well as specialized applications. We continue to serve industry-leading pioneers including Nickelodeon, QVC and Bloomberg. With the launch of an interactive capability on DIRECTV, we anticipate that there will be significant interest in this area, and an opportunity to introduce new interactive applications, such as advanced games, that also use the XTV PVR system capabilities.

This year, we continued to invest heavily in R&D which enables our customers to offer new and exciting services.

The issue of content protection pervades every part of the industry, affecting content creators such as studios and channels, content distributors, consumer electronics manufacturers, retailers and, of course, the public. This presents NDS with new opportunities to leverage our expertise and extend our solutions in this arena.

One of our key challenges is delivering digital content wherever and whenever subscribers want to watch it. NDS is dedicated to securing premium content such as video, sports, entertainment and music while enabling the partners in the content value chain to earn revenues.

We are now offering mVideoGuard, a robust solution which enables mobile operators to download content, or provide video streams that are secure - generating important new revenues.

We are also extending content protection to consumer electronic devices at home and on the road through industry-wide initiatives like the SVP Alliance. The response to this initiative has been very positive and we have added many members and associates.

In order to ensure that we provide our customers with the right levels of support, deliver solutions to new customers, and drive our R&D efforts, we continue to recruit highly skilled professionals.

In the past 12 months, our head count increased by about 500 people to reach 2500 employees worldwide. Although many of our teams remain quite stretched, we are starting to see the benefits of the massive investment we have made in human resources. These new members of the NDS family have integrated smoothly and, despite the complexity of our products, they are already making a real contribution. We will continue to add resources where necessary in the coming year.

In Jerusalem, we celebrated the official opening of Beit NDS, a new high tech facility, which houses our team of 800. We have also expanded our capabilities in the US, China and Korea. In India, our team continues to grow rapidly, providing software support to our major R&D centers in Jerusalem, the UK and France.

›››




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Chief Executive's Review
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204 HOME CGV

This year, our facilities in the UK and the US shipped a record number of smart cards around the globe. Each card represents significant income for NDS, and the smooth performance of these manufacturing units is noteworthy and critical to the stability and health of our company.

We welcome Alex Gersh as our CFO. Alex brings a wealth of experience gained in technology and telecommunications companies which will serve us well as we continue to expand our business.

We also welcome Mr. Roger W. Einiger as an independent director on the NDS Board. Mr. Einiger was a 30 year veteran at Oppenheimer & Co.

The way forward

The next few years for NDS promise great challenges and the opportunity for great rewards. We must deliver new systems to our existing customers and remain vigilant to grow the business by winning new platforms.

We must continue to focus on growth, on expansion and on our key strategies. And we must continue to fulfill our customer commitments, enabling them to remain successful in a very competitive arena.

For the past 10 years, I have had the satisfaction of being CEO and President of NDS, a company that has grown from 250 to more than 2500 employees. We could not have done this without the support of our employees, who this year, have once again proven that they are the key ingredient to our success. Time after time, they make the difference.

On behalf of the Board, I would like to thank the NDS team for their hard work and support during the year. We are the best at what we do today, and we are poised to keep growing tomorrow, because of their efforts.

The transition to digital TV is still in its early stages. We have only experienced the tip of the iceberg, and it has already led to major changes in the media landscape. As hardware continues to become more affordable and more capable, it offers new opportunities for NDS to create more compelling solutions for our customers, enabling them to deliver even richer and more engaging entertainment to their subscribers.

The key trends that will drive our business forward include: the increasing penetration of the PVR and its acceptance as the entertainment hub of the home; the growing number of homes with multiple set-top boxes; and the expected introduction of High Definition on a significant scale around the world. Increasing bandwidth and the ubiquity of Broadband IP connectivity will present new opportunities for content delivery, and new challenges for content protection.

For NDS, these trends represent a unique opportunity to capitalize on our core competencies and market position. We will develop the new products and services that truly enhance the way people are entertained and informed, while we continue to help our customers succeed.

Dr. Abe Peled
President and Chief Executive Officer

Chief Financial Officer's Review

Alexander Gersh

Results highlights
(US$ million except for Net income per share)

	2005	2004	2003
Revenues	**556**	357	407
Operating income	**92***	48**	76
Other	**(18)**	(11)	(20)
Net income	**74**	37	56
Net income per share (diluted)	**1.29**	0.67	1.04
Operating cash flow	**118**	92	53

* Includes reversal of a lease charge $5m
** Includes acquisition-related goodwill impairment charge $11m



This has been another successful year for NDS. Our business is strong and growing. We are well positioned to add shareholder value over the long term through continued earnings growth achieved by sustained, solid revenue increase, strong operational efficiency and improved cash flow.

In last year's annual report, we characterized 2004 as a year of transition and a year of investment. 2005 can be viewed as a year of growth. NDS has been able to substantially increase its revenues, absorb additional development and support staff, expand our operating margins and improve our ability to generate cash.

Trading highlights
Revenues increased $199 million or 55% in fiscal 2005. This expansion occurred across all revenue categories powered by conditional access, middleware, and PVRs-demonstrating NDS's leadership in the provision and integration of end-to-end open software solutions to pay-TV operators worldwide. At year end, we have 56.7 million authorized cards in use, an increase of 30% over fiscal 2004.

Our major costs consist of the physical and processing costs of smart cards and personnel-related expenses.

Total cost of sales increased by $135 million in fiscal 2005. Costs of smart cards increased by $104 million in fiscal 2005 due to an increase in the number of cards shipped: 28 million in fiscal 2005 compared to 7 million in the prior fiscal year. Total operating expenses increased by $20 million compared to fiscal 2004. In 2004 we recorded an impairment charge of approximately $11 million to write down the value of acquired goodwill associated with the MediaHighway acquisition. In fiscal 2005 we commenced planning to reoccupy premises we lease in the UK to accommodate head count growth. As a result we reversed a charge of approximately $5 million.

Our employee-related expenses account for the majority of other increases in the cost of sales and operating expenses.

During fiscal 2005, our staff increased by approximately 500 employees, reflecting our continued commitment to customer support and investment in innovation. Our research and development activities involve a mixture of customer-specific projects as well as internal research and software development focused on the digital broadcasting industry and on the improved functionality to our existing product portfolio. We now have over 2500 dedicated employees worldwide with research and development centers in Israel, the UK, France, India and the US.

Our continued focus on improving operational efficiency produced a 22% improvement in our operating margin.

Changes in financial reporting
In fiscal 2005, NDS Group plc became a domestic US corporation under the US securities law. As a consequence, we have changed reporting of our financial information to US GAAP and adopted the US Dollar as the reporting currency. At the same time we were required to comply with all the provisions of Sarbanes-Oxley legislation for the year ended June 30, 2005. I am pleased to report that NDS made timely filings of all newly required Sarbanes-Oxley attestations and certifications. I would also like to report that the first independent audit of our internal control environment conducted by Ernst & Young highlighted no "material weaknesses" in internal control procedures.

Year ahead
2006 should be another exciting year for NDS. We have made commitments to our shareholders to grow revenues and increase our operating income margins. To accommodate that growth, NDS will, in fiscal 2006, open new facilities in the UK, the US and India. The NDS finance team will also continue to evaluate and improve our reporting and disclosure, as well as champion continued strong focus on internal controls.

Alexander Gersh
Chief Financial Officer


NDS
Delivering the content value chain


PVR
Interactive Applications
Set-Top Box Integration
Electronic Program Guide
Middleware
Conditional Access
integration

As customers use additional NDS solutions, they can extend the content value chain - increasing opportunities, revenues and market leadership.

Financial table of contents

Selected Financial Data

These selected consolidated financial data have been derived from our audited consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this Annual Report.

	For the years ended June 30,				
(in thousands, except per share amounts)	**2005**	2004	2003	2002	2001
Statement of operations data					
Revenue	**$ 556,330**	$ 356,663	$ 407,350	$ 338,922	$ 300,716
Cost of goods and services sold	**(218,938)**	(84,387)	(171,825)	(113,748)	(102,918)
Gross margin	**337,392**	272,276	235,525	225,174	197,798
Operating expenses	**(245,201)**	(223,851)	(158,957)	(167,204)	(155,412)
Operating income	**92,191**	48,425	76,568	57,970	42,386
Other income	**9,160**	6,848	3,397	3,660	3,061
Income tax expense	**(27,353)**	(19,061)	(23,884)	(20,262)	(18,322)
Minority interests in subsidiaries, net of tax	**—**	843	162	—	—
Net income	**$ 73,998**	$ 37,055	$ 56,243	$ 41,368	$ 27,125
Basic net income per share	**$ 1.35**	$ 0.69	$ 1.04	$ 0.78	$ 0.51
Diluted net income per share	**$ 1.29**	$ 0.67	$ 1.04	$ 0.76	$ 0.49

(1) The results of the MediaHighway business have been consolidated from the date of acquisition on December 16, 2003.
(2) The results of the Visionik business have been consolidated from the date of acquisition on May 31, 2002.
(3) Operating expenses for the year ended June 30, 2004 include a goodwill impairment charge of $11.4 million.
(4) Operating expenses for the years ended June 30, 2002 and 2001 include amortization of goodwill of $5.8 million and $4.3 million, respectively, prior to the adoption by the Company on July 1, 2002 of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

	As of June 30,				
(in thousands)	**2005**	2004	2003	2002	2001
Balance sheet data					
Cash	**$ 339,791**	$ 228,620	$ 202,185	$ 150,846	$ 92,158
Other current assets	**159,877**	164,791	72,538	129,495	102,547
Noncurrent assets	**172,230**	183,748	112,796	113,596	101,760
Total assets	**$ 671,898**	$ 577,159	$ 387,519	$ 393,937	$ 296,465
Current loans	**$ —**	$ —	$ —	$ —	$ 20,315
Other current liabilities	**129,245**	176,138	96,452	145,315	104,711
Noncurrent loans	**—**	—	609	—	—
Other noncurrent liabilities	**115,900**	67,677	26,030	55,937	36,046
Minority interests	**—**	—	97	—	—
Shareholders' equity	**426,753**	333,344	264,331	192,685	135,393
Total liabilities and shareholders' equity	**$ 671,898**	$ 577,159	$ 387,519	$ 393,937	$ 296,465

Management's Discussion and Analysis
of Financial Condition and Results of Operations

This document contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act of 1933, as amended. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its Directors or its Executive Officers with respect to, among other things, trends affecting the Company's financial condition or results of operations. Readers of this document are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Fiscal-year highlights
Our fiscal 2005 revenue was $556.3 million, a 56% increase over fiscal 2004 revenue. Revenue growth was driven by the large numbers of smart cards shipped to our customers, the growth in the number of our customers' subscribers using our conditional access technology and increasing numbers of set-top boxes containing our middleware and program guides.

Our fiscal 2005 consolidated operating income was $92.2 million, a 90% increase over fiscal 2004 consolidated operating income. Net income for fiscal 2005 was $74.0 million, almost double the $37.1 million fiscal 2004 net income. This was due to the growth in the business, increased employee numbers and the full-year impact of the MediaHighway acquisition. Additionally, general and administrative costs include the effect of a release of an accrual for property costs of approximately $5.5 million in fiscal 2005 that substantially reversed an equivalent charge in fiscal 2004. Fiscal 2004 net income was adversely affected by a goodwill impairment charge of $11.4 million.

Significant developments
Effective November 12, 2004, News Corporation changed its corporate domicile from Australia to the United States and as a result, we no longer qualify as a foreign private issuer under U.S. securities laws. We have also changed our reporting currency from pounds sterling to U.S. dollars. Accordingly, the financial information presented in this Annual Report is stated in U.S. dollars, and has been prepared in accordance with US GAAP. Prior to November 12, 2004, we published financial information in accordance with United Kingdom generally accepted accounting practice in pounds sterling.

Introduction
Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to help provide an understanding of our financial condition, changes in financial condition and results of operations. MD&A is organized as follows:

- *Overview of our business*—This section provides a general description of our businesses, as well as recent developments that have occurred either during fiscal 2005 or early in fiscal 2006 that we believe are important in understanding the results of operations and financial condition or to disclose known future trends.
- *Results of operations*—This section provides an analysis of our results of operations for the three fiscal years ended June 30, 2005. In addition, a brief description is provided of significant transactions and events that impact the comparability of the results being analyzed.
- *Liquidity and capital resources*—This section provides an analysis of our cash flows for the two fiscal years ended June 30, 2005. It includes a discussion of the financial capacity available to fund our future commitments and obligations, as well as a discussion of other financing arrangements.
- *Critical accounting policies*—This section discusses accounting policies that we consider important to our financial condition and results of operations, and which require significant judgment and estimates on the part of management in their application. In addition, Note 3 to the accompanying audited consolidated financial statements summarizes our significant accounting policies.

Overview of our business

We supply open end-to-end digital technology and services to digital pay-television platform operators and content providers. Our technologies include conditional access and microprocessor security, broadcast stream management, set-top box middleware, EPGs, PVR technologies and interactive applications. Our software systems, consultancy and systems integration services are focused on providing platform operators and content providers with technology to help them profit from the secure distribution of digital information and entertainment to consumer devices which incorporate various technologies supplied by us.

Our customers consist of a limited number of large digital pay-television platform operators who are introducing, marketing and promoting products and services that utilize our technology. We currently derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of large customers. Our three largest customers are DIRECTV in the United States, BSkyB in the United Kingdom and Sky Italia in Italy. Together, these three customers contributed, directly and indirectly, 62% of our

fiscal 2005 revenues. We expect that a limited number of customers will continue to contribute a significant portion of our revenues. If a large customer purchases significantly less of our products or services, defers or cancels orders, or terminates its relationship with us, our revenues could decline significantly and as a result, our business, operating results and financial condition could be materially adversely affected.

We compete primarily with technologies such as NagraVision (developed by Kudelski SA), DigiCypher (developed by Motorola, Inc.), Power Key (developed by Scientific-Atlanta, Inc.), and OpenTV (developed by OpenTV Corp.) both to attract new customers and to retain our existing customers. In addition, some of the companies that currently operate in the software business, but which have not historically been active competitors of ours may, in the future, through acquisitions or the development of their own resources, seek to enter and obtain significant market share in our current or planned business areas.

Inflation has not had a significant impact on our results of operations. The business in which we operate is subject to strong competition in which price is one factor. Additionally, our customers expect our prices to reflect the volume of business and as that volume grows we may be required to reduce our prices.

A significant portion of our revenues is dependent upon our customers' subscriber base and the growth in their subscribers. If our customers' subscriber numbers decline or do not continue to increase, we are unlikely to be able to generate substantial revenue growth or sustain our current revenue levels and as a consequence our business, operating results and financial condition could be materially adversely affected.

Unauthorized viewing and use of content may be accomplished by counterfeiting our technology or otherwise circumventing its security features. Any significant increase in the incidence of signal theft could require the replacement of a platform operator's smart cards sooner than otherwise planned. In those cases where we have accepted specific responsibilities for maintaining the security of a platform operator's conditional access system, significant costs could be imposed on us if a security breach requires an accelerated replacement of smart cards.

Revenues can vary from period to period as our revenues reflect a small number of relatively large orders for our technology and services. These generally have long sales and order cycles, and delivery and acceptance of our products and services fluctuate over the course of these cycles.

We consider that we operate as a single segment and our business is managed as such. There are no separate divisions or profit centers. We assess the financial performance of our business by reviewing specific revenue streams and cost categories as described below.

Conditional access revenues

Conditional access revenues consist of sales of smart cards and the receipt of security fees. Conditional access revenues from a particular platform operator are generally related to the number of subscribers to that platform and/or the quantity of smart cards authorized to decrypt content broadcast by that platform. Contracts with customers typically provide for the long-term supply of smart cards and the provision of conditional access services to preserve the security of the platform. From time to time we replace a population of smart cards for a particular broadcast platform. Where we have obligations to supply smart cards in the future as part of our support and maintenance obligations ("card changeover"), we are required to make estimates about the timing of supply of such changeover cards and to defer an appropriate amount of revenue from the security fees received from our platform operator customers and recognize an appropriate amount of revenue when such cards are supplied. These estimates include assessments of the likely timing of the card changeover, the quantity of smart cards to be supplied, the cost and fair value of those smart cards and the future receipt of security fees. The judgments made in determining the value of our liabilities to customers can significantly impact our reported operating income. The effect of changes in such estimates is recorded prospectively. The timing of card changeovers affects revenues from period to period as it significantly affects the volume of cards supplied in any period. We supplied approximately 1 million changeover cards in fiscal 2005. There were no card changeovers in fiscal 2004.

Integration, development and support revenues

Integration, development and support revenues consist of activities such as software development and adaptation, design, implementation and project management for broadcast systems, and ongoing support and maintenance of software and broadcast systems. Integration, development and support fees depend on the amount of time required to manage the integration, customize or develop the software and also on the level of support and assistance required by the customer. These fees are generally recognized over the contract period and the contracts may contain customer acceptance and other terms which may affect the timing of revenue recognition.

License fees and royalty revenues

We derive license fees and royalties from licensing technology to broadcasters and platform operators for use in their head-end and manufacturers for use in set-top boxes. License fees and royalties are charged for different elements of our software, such as our VideoGuard conditional access, EPG and middleware (including, from December 2003, the MediaHighway middleware elements). License revenues are dependent upon our ability to obtain new customers and upon the ongoing needs of existing customers to expand their services or upgrade their systems to more sophisticated technology. Royalties are generally a function of the

Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)

quantity of set-top boxes manufactured, which in turn is dependent upon the ability of the platform operator or service provider to generate new subscribers.

New technologies revenues

We have developed, and are marketing, new technologies which offer the platform operator or content provider the opportunity to increase the revenue per subscriber through enhancing the viewing experience and delivering more than just video. Examples include games and gaming, interactive applications, PVR technologies, OpenBet, and Synamedia (technology to manage and control the secure distribution of digital content via broadband networks). Revenues under this category are in the form of development fees, license fees or royalties per subscriber or user. These are typically earned on the successful deployment and acceptance of technology by end users or on the manufacture or deployment of the set-top box or device containing the technology. In some instances, an ongoing fee is payable for support and maintenance which is dependent upon the number of subscribers having access to, or making use of, the enhanced functionality. We have entered into several revenue-share arrangements whereby we receive a share of the incremental revenues earned by the operator from an application supplied by us.

The new technologies revenue stream depends upon us developing and selling applications for use by platform operators and content providers, and the take-up by subscribers of new services, applications and functions offered by the service provider.

Costs and expenses

Our costs and expenses consist of the physical and processing costs of smart cards, personnel, travel and facilities' costs, royalties paid for the right to use and sublicense certain intellectual property rights owned by third parties and the amortization of intangible assets which we acquired for incorporation within our technologies.

The physical costs of smart cards include the costs of the integrated circuits manufactured by third party suppliers, the micro-module which houses the computer chips and the plastic body of the smart cards. We do not manufacture smart cards, but our engineers design the embedded computer chips. We arrange for the chips to be manufactured and assembled by third party suppliers. We then program the smart cards with our proprietary software. Smart card costs are dependent upon the costs of raw materials, including the cost of computer chips, plastic and assembly, and the quantity of smart cards purchased and processed in any period.

Personnel and facilities' costs are allocated to four categories: operations, sales and marketing, research and development, and general and administration.

Operations costs include the costs of personnel and related costs associated with customer support and integration activities and the costs of operating our two smart card processing plants, including the depreciation of our smart card processing equipment.

Sales and marketing costs mainly consist of personnel and related costs of our sales and marketing staff in the United Kingdom, Europe and the Middle East, the United States and the Asia-Pacific region. Marketing costs also include advertising, exhibitions, marketing communications and demonstration activities.

Research and development costs consist mainly of personnel and related costs attributable to employees in Israel, the United Kingdom, France, Denmark, China and India who are developing our technology and adapting it for specific customer requirements. These costs also include consumables and the depreciation of equipment used in development and test activities and the benefit of grants which we have received from the government of the State of Israel.

General and administration costs consist primarily of personnel, facilities, infrastructure, legal and administration costs.

Results of operations– fiscal 2005 versus fiscal 2004

The results of fiscal 2005 in comparison with fiscal 2004 are significantly affected by business conducted with DIRECTV. Until August 13, 2003, we provided conditional access services, including the supply of smart cards to DIRECTV in the United States. The contract came to an end on August 13, 2003 and subsequently we received payments under post-termination support arrangements. Additionally, we realized revenue in fiscal 2004 from DIRECTV for the use of NDS technology contained within smart cards which DIRECTV had procured from a third party. In March 2004, we signed a new six-year contract to supply DIRECTV with conditional access services, which was effective from March 1, 2004. Under the new contract, we receive monthly fees for the provision of conditional access services, which includes NDS taking on the obligation to provide periodic replacement smart cards in the future as an integral part of our security maintenance activities. In June 2004, we also recommenced the supply of new smart cards to DIRECTV.

Comparisons are also affected by the full-year impact of the MediaHighway acquisition.

Revenue

Revenue for the periods under review was as follows:

	For the years ended June 30,			
(in thousands)	**2005**	2004	Change	% Change
Conditional access	**$339,414**	$178,286	$161,128	90%
Integration, development and support	**52,636**	55,601	(2,965)	(5%)
License fees and royalties	**71,443**	51,673	19,770	38%
New technologies	**85,945**	64,942	21,003	32%
Other	**6,892**	6,161	731	12%
Total revenue	**$556,330**	$356,663	$199,667	56%

The increase in conditional access revenues is due to a combination of an increase in the number of smart cards supplied and growth in the number of authorized smart cards in use.

During fiscal 2005, we supplied 30.8 million smart cards compared to 8.0 million smart cards in fiscal 2004. The increase in smart card sales in fiscal 2005 compared to fiscal 2004 was principally due to demand from DIRECTV, to whom we sold virtually no smart cards in fiscal 2004. The increase was also due to higher volumes purchased by Sky Italia, which completed the migration of all their subscribers to NDS technology during fiscal 2005, and higher demand from our Latin America customers. Additionally, one of our customers undertook the changeover of approximately 1 million smart cards during fiscal 2005. There were no smart card changeovers in fiscal 2004.

The number of authorized cards in use by our broadcast platform customers has grown from 44.0 million at June 2004 to 56.7 million at June 2005, an increase of 29%. The growth in authorized cards in use reflects the higher demand for smart cards noted above. The volume of cards supplied exceeded the increase in authorized smart cards in use due to a mixture of churn (the replacement of a terminated subscriber by a new subscriber, resulting in no net increase in the total subscriber base) and by the build-up of inventory by platform operators. Fiscal 2004 included only four months of conditional access service fee income from DIRECTV, because the new contract became effective from March 1, 2004. Fiscal 2004 included conditional access revenues from a third party that used NDS technology within their smart cards, with no comparable amounts in the current fiscal year.

Revenues from integration, development and support have decreased by 5% in fiscal 2005 compared to fiscal 2004. The full-year impact of the MediaHighway acquisition and revenue from work related to Sky Italia's migration of its entire platform to our technology were lower than revenues in the corresponding period from FOXTEL and from our previous contract with DIRECTV.

Revenues from license fees and royalties increased by 38% in fiscal 2005 compared to fiscal 2004. In fiscal 2005, conditional access royalties were higher from Sky Italia and from other customers which experienced subscriber growth. The prior fiscal year included conditional access royalties reflecting high volumes of set-top boxes manufactured for DIRECTV which was terminated as part of our new agreement with DIRECTV. During fiscal 2005 we also received royalties from the download of our set-top box software as part of the Sky Italia migration of its entire platform to our technology and the results also reflect the full-year contribution from customers acquired with the MediaHighway middleware business. As of June 2005, we estimate that a cumulative number of 20.4 million set-top boxes containing NDS middleware had been shipped, an increase of 2.0 million since June 2004. During fiscal 2005, we worked on the development of middleware for DIRECTV. The download of our middleware to DIRECTV set-top boxes started successfully during the latter part of the fourth quarter of fiscal 2005. However, our revenue recognition criteria were not met as of June 30, 2005. We expect to recognize revenue from this during fiscal 2006 and beyond.

The increase in revenues from new technologies is due to higher development and royalty income related to the deployment of our advanced PVR technologies by several of our customers. In addition, revenue from interactive infrastructure, gaming applications and our IPTV technologies has increased due to the higher number of subscribers using our technology, the implementation of our technology on new platforms and initial revenues from new Synamedia contracts. We have recognized initial revenue from the supply of various interactive infrastructure components to DIRECTV.

The comparison of reported revenues has been affected by the relative weakness of the U.S. dollar against the pound sterling and its relative strength against the euro in fiscal 2005 compared to fiscal 2004. Approximately 28% of our revenues were denominated in pounds sterling and a further 18% were denominated in euros. We estimate that the effect of exchange rate movements increased the reported value of our pound sterling-denominated revenues by approximately 7.5%, whereas our euro-denominated revenues were adversely affected by just under 7%. We estimate that the overall impact was to increase reported revenues in fiscal 2005 by approximately $4 million in comparison to fiscal 2004. The U.S. dollar has strengthened in the first two months of fiscal 2006. If this trend continues, there will be an adverse effect on our reported revenues for fiscal 2006.

Cost of goods and services sold and gross margin

Cost of goods and services sold and gross margin for the periods under review were as follows:

	For the years ended June 30,			
(in thousands)	**2005**	2004	Change	% Change
Smart card costs	**$131,466**	$ 26,708	$104,758	392%
Operations and support	**72,254**	47,708	24,546	51%
Royalties	**13,198**	7,160	6,038	84%
Other	**2,020**	2,811	(791)	(28%)
Total cost of goods and services sold	**$218,938**	$ 84,387	$134,551	59%
Gross margin	**$337,392**	$272,276	$ 65,116	24%
Gross margin as a percentage of revenues	**60.6%**	76.3%	(15.7%)	**

***Not meaningful.*

Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)

We consider that gross margin, defined as revenues less costs and expenses associated with those revenues (being those costs identified above), is an important measure for our management and investors. We consider that it gives a measure of profitability that distinguishes between those costs which are broadly a function of direct revenue-earning activities and costs which are of a general nature or which are incurred in the expectation of being able to earn future revenues.

The increase in smart card costs in fiscal 2005 was due to the volume increases noted above. Also, the unit cost of smart cards sold to DIRECTV was higher than those supplied to other customers due to specifications required by DIRECTV. Operations and support costs increased in fiscal 2005 due to the greater number of employees working on customer delivery and support activities and on smart card processing. Royalty costs are a function of particular revenue items and the increase in royalty expense was due to higher revenues and changes in the mix of revenues.

These factors have resulted in a decline in gross margins as a percentage of revenues in fiscal 2005 compared to fiscal 2004. Additionally, fiscal 2004 included conditional access revenues received from a third party that used NDS technology contained within its smart cards and set-top box royalties from DIRECTV, with no comparable amounts in fiscal 2005. No costs (apart from royalty expenses) were incurred in relation to these revenue items and hence gross margin as a percentage of revenues in fiscal 2004 was unusually high.

Operating expenses

Operating expenses for the periods under review may be analyzed as follows:

	For the years ended June 30,			
(in thousands)	**2005**	2004	Change	% Change
Sales and marketing	**$ 25,820**	$ 25,145	$ 675	3%
Research and development	**166,504**	146,190	20,314	14%
General and administration	**43,352**	34,140	9,212	27%
Amortization of intangibles	**12,349**	8,177	4,172	51%
Impairment charge	**—**	11,391	(11,391)	**
Foreign exchange (gains) losses	**(2,824)**	(1,192)	(1,632)	**
Total operating expenses	**$245,201**	$223,851	$ 21,350	10%

***Not meaningful.*

Our main operating costs are employee costs, facilities costs, depreciation and travel costs. We had approximately 2,508 employees (including contractors) at June 2005 as compared to 2,004 at June 2004. Towards the end of calendar 2003, we commenced a program of hiring additional staff to increase our capabilities in set-top box middleware, to provide our customers with sufficient resources to develop new technologies and to improve our customer delivery and support. In December 2003, we added approximately 300 employees as part of the MediaHighway acquisition and we have continued to recruit across all areas of our business.

Our research and development costs rose by 14% in fiscal 2005 primarily due to additional headcount. We expanded our research and development facilities in Israel, the United Kingdom, India and Korea. In November 2004, we occupied new premises in Jerusalem, Israel which increased research and development expenses. The costs of this relocation were approximately $1.2 million. The full year effect of the MediaHighway acquisition also contributed to the increase in costs. This increase has been partially offset as we have transferred some experienced staff from research and development to groups working on customer delivery, support and smart card processing. These transfers are the primary reason for the increase in the operations and support cost line as noted above.

Sales and marketing costs have increased by 3% in fiscal 2005 due to attendance at an additional major trade show.

General and administration costs increased by 27% in fiscal 2005. The increase was due primarily to higher employee bonuses, stock option charges, increased professional fees and the full year effect of the MediaHighway acquisition. In order to accommodate headcount growth, during fiscal 2005, management committed to reoccupy a building that we had previously abandoned. As a result of management's commitment to reoccupy these premises, we reversed a charge of approximately $5.5 million. A charge in respect of this item of approximately $5.8 million had been accrued in fiscal 2004.

Operating costs are mainly denominated in the currency of the economic environment in which they are incurred and as such we incur operating costs in a variety of currencies. Additionally, a substantial proportion of our smart card costs are currently denominated in euros. During fiscal 2005 there have been marked fluctuations in foreign exchange rates. We estimate that the weaker U.S. dollar has increased our total operating costs by approximately $1.4 million in comparison to fiscal 2004. The U.S. dollar has strengthened in the first two months of fiscal 2006. If this trend continues, there will be a favorable effect on our reported operating expenses for fiscal 2006.

The increase in amortization expense for fiscal 2005 compared to fiscal 2004 is due to the amortization of the fair value of intellectual property rights acquired as part of the MediaHighway acquisition. During fiscal 2004, we recorded an impairment charge of $11.4 million, being the cost of goodwill acquired as part of the MediaHighway acquisition.

Operating income and other items
As a result of the factors outlined above, operating income was $92.2 million for fiscal 2005 compared to $48.4 million for fiscal 2004.

Interest
Interest income earned on cash deposits was $9.7 million for fiscal 2005 and $7.3 million for fiscal 2004. The increase was due to higher average cash balances and slightly higher interest rates.

Tax
Our effective tax rate for fiscal 2005 was 27.0%, compared to 34.5% in fiscal 2004. This was primarily due to the disallowance in fiscal 2004 of the goodwill impairment charge, which increased the effective tax rate by 6.1%. Other decreases were due to lower effective tax rates in our non-U.K. operations, and higher effective tax relief on stock option expenses.

Net income
As a consequence of all these factors, net income for fiscal 2005 was $74.0 million, or $1.35 per share ($1.29 on a diluted basis), compared to $37.1 million, or $0.69 per share ($0.67 on a diluted basis), for fiscal 2004.

Results of operations–fiscal 2004 versus fiscal 2003

The results of fiscal 2004 and the comparison with fiscal 2003 are significantly affected by business conducted with DIRECTV. Until August 13, 2003, we provided conditional access services, including the supply of smart cards to DIRECTV in the United States. The contract came to an end on August 13, 2003 and subsequently we received payments under post-termination support arrangements. Additionally, we received payments from DIRECTV for the use of NDS technology contained within smart cards which DIRECTV had procured from a third party. In March 2004, we signed a new six-year contract to supply conditional access services to DIRECTV, which was effective from March 1, 2004. Under the new contract, we receive monthly fees for the provision of conditional access services, which includes NDS taking on the obligation to provide periodic replacement smart cards in the future as an integral part of the security maintenance activities. In June 2004, we also took on the supply of new smart cards.

Comparisons are also affected by the results of the MediaHighway business which we acquired in December 2003.

Revenue
Revenue for the periods under review was as follows:

(in thousands)	For the years ended June 30, 2004	2003	Change	% Change
Conditional access	$178,286	$260,709	$(82,423)	(32%)
Integration, development and support	55,601	52,716	2,885	5%
License fees and royalties	51,673	35,299	16,374	46%
New technologies	64,942	51,474	13,468	26%
Other	6,161	7,152	(991)	(14%)
Total revenue	$356,663	$407,350	$(50,687)	(12%)

The decline in conditional access revenues in fiscal 2004 was due to the business conducted with DIRECTV. In fiscal 2003, we shipped substantial volumes of smart cards to DIRECTV for their card changeover. These shipments ceased in May 2003 and resumed, following completion of transitional arrangements in the new contract, in June 2004. Conditional access services income from DIRECTV, based on the number of authorized smart cards and subscribers, ceased on expiration of the previous contract in August 2003 and resumed, at a higher level, in March 2004 upon the execution of the new contract. We shipped a total of 8.0 million smart cards during fiscal 2004 across all our customers, compared to 19.3 million in fiscal 2003. Subscriber growth occurred across most platforms. As of June 2004, 44.0 million authorized smart cards containing NDS technology were in use, a rise of 9.6 million or 28% over fiscal 2003. In addition to growth at DIRECTV, there were also substantial shipments of smart cards to, and growth in subscribers at, Sky Italia (which commenced the process of switching all its subscribers to our technology), Viasat in Scandinavia, where our conditional access replaced an incumbent supplier) and FOXTEL in Australia (which launched a full digital service in March 2004).

Integration, development and support revenues rose by 5% from fiscal 2003 to fiscal 2004. Major project deliveries in fiscal 2004 included FOXTEL, Sky Italia, Viasat, and Galaxy in Hong Kong. Additional system enhancements were provided to BSkyB in the United Kingdom, Cablevision in the United States, Sky Life in Korea and our customers in Latin America and Israel.

Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)

License fee and royalty income increased by 46%. There has been a decline in license fee income (*i.e.*, fees paid on delivery of a system), reflecting an evolution in our business model whereby a greater proportion of our revenues has become dependent on subscriber growth, and the nature of systems delivered in fiscal 2004. Royalty income (*i.e.*, fees paid on deployment of set-top boxes) increased due to higher production volumes of set-top boxes reported by manufacturers across many platforms, reflecting the growth in subscribers. This revenue stream includes, from December 2003, royalties from set-top box manufacturers in respect of MediaHighway middleware, arising principally from the Canal+ platform family.

Revenues from new technologies increased by 26% in fiscal 2004. The increase reflects an increase in the number of deployed set-top boxes that include our MediaHighway advanced middleware and our PVR technology.

Cost of goods and services sold and gross margin

Cost of goods and services sold and gross margin for the periods under review were as follows:

	For the years ended June 30,			
(in thousands)	2004	2003	Change	% Change
Smart card costs	$ 26,708	$122,596	$(95,888)	(78%)
Operations and support	47,708	33,526	14,182	42%
Royalties	7,160	7,144	16	—
Other	2,811	8,559	(5,748)	(67%)
Total cost of goods and services sold	$ 84,387	$171,825	$(87,438)	(51%)
Gross margin	$272,276	$235,525	$ 36,751	(16%)
Gross margin as a percentage of revenues	76.3%	57.8%	18.5%	**

**Not meaningful.

As with revenues, comparative margins are materially affected by the DIRECTV contracts. In fiscal 2003, smart card sales to DIRECTV were very high and at a discounted price reflecting the size of the order which lowered the margin during fiscal 2003 as a whole. Margins in fiscal 2004 were boosted by compensatory conditional access payments from DIRECTV which had no associated material cost of sales. Fiscal 2003 was also adversely affected by a bad debt expense, part of which was reversed in fiscal 2004 on the partial payment of debts previously written off, due to two customers emerging from bankruptcy protection.

Operating expenses

Operating expenses for the periods under review may be analyzed as follows:

	For the years ended June 30,			
(in thousands)	2004	2003	Change	% Change
Sales and marketing	$ 25,145	$ 22,537	$ 2,608	12%
Research and development	146,190	99,764	46,426	46%
General and administration	34,140	34,913	(773)	(2%)
Amortization of intangibles	8,177	3,000	5,177	**
Impairment charge	11,391	—	11,391	**
Foreign exchange gains	(1,192)	(1,257)	65	**
Total operating expenses	$223,851	$158,957	$64,894	41%

**Not meaningful.

We made a decision to increase the resources and capacity of our business in fiscal 2004, as we believed that this would be fundamental to the positioning of the Company to take advantage of renewed economic growth and the plans of our major customers to further develop their businesses. As a result, headcount rose substantially. At June 2004 we had 2,004 employees (including contractors), compared to 1,470 at June 2003. We recruited 245 new employees during fiscal 2004 and the MediaHighway acquisition added a further 300 employees, resulting in increased operating expenses. This was especially marked in research and development, where costs rose by 46% primarily due to the inclusion of the MediaHighway operations. The increase in sales and marketing costs is mostly due to the strength of the pound sterling. General and administrative expenses declined overall because a charge in respect of abandoned leased premises was offset by a reduction in costs incurred in connection with litigation.

The increase in amortization expense for fiscal 2004 compared to fiscal 2003 was due to the amortization of the fair value of intellectual property rights acquired as part of the MediaHighway acquisition. Following the acquisition, we obtained an independent valuation of the separable intangible assets acquired. We also examined in detail the plans and projections of the acquired business and the way in which it had been integrated quickly into the rest of the NDS organization. As a result of this assessment, we concluded that the value attributed to the intellectual property rights of the MediaHighway business of $60.8 million was supported by our business plans and cash flow projections. However, the projections of the incremental future cash flows attributable to the acquired business did not support the value of goodwill acquired. Accordingly, we recorded an impairment charge of $11.4 million to write the value of goodwill down to nil.

Operating income and other items
As a result of the factors outlined above, operating income was $48.4 million for fiscal 2004 compared to $76.6 million for fiscal 2003.

Interest
Interest income earned on cash deposits was $7.3 million for fiscal 2004 compared to $4.6 million for fiscal 2003. The increase was due to higher average cash balances and slightly higher interest rates.

Tax
Our effective tax rate increased from 29.9% in fiscal 2003 to 34.5% in fiscal 2004. This was due to the goodwill impairment charge, for which limited tax relief was available, other losses for which no relief was available, offset in part by the release of a deferred tax valuation reserve against operating losses, following the completion of a tax audit.

Net income
As a consequence of all these factors, net income for fiscal 2004 was $37.1 million, or $0.69 per share ($0.67 on a diluted basis), compared to $56.2 million, or $1.04 per share ($1.04 on a diluted basis), for fiscal 2003.

Liquidity and capital resources

Current financial condition
Our principal source of liquidity is internally generated funds. We also have access to the worldwide capital markets.

As of June 30, 2005, we had cash and cash equivalents of $339.8 million. Our accumulated cash is being held with the intention of using it for the future development of the business and there are currently no plans to pay any dividends to shareholders. We believe that we have sufficient working capital resources for our present requirements. Our internally generated funds are dependent on the continuing profitability of our business. As of June 30, 2005, and as of the date hereof, we have an unused credit facility to borrow up to £30 million (equivalent to approximately $53 million) from a subsidiary of News Corporation. No amounts were drawn under this facility during fiscal 2005.

The principal uses of cash that affect the Company's liquidity position include purchases of smart cards, operational expenditures, capital expenditures, acquisitions and income tax payments.

Sources and uses of cash
We had a net inflow of cash of $110.7 million for fiscal 2005 and a net cash inflow of $10.2 million in fiscal 2004.

Net cash provided by operating activities was as follows:

	For the years ended June 30,	
(in thousands)	**2005**	2004
Net cash provided by operating activities	**$117,692**	$91,659

The increase in net cash provided by operating activities in fiscal 2005 reflects higher receipts from customers, particularly in respect of conditional access income from DIRECTV and income from the MediaHighway business. In particular, we received higher monthly security fees and these include payment towards the future provision of smart cards. In future years, we expect inventory purchases to be higher as we satisfy this obligation to our customers. The increase in receipts in fiscal 2005 was offset in part by higher payments to suppliers of smart cards and higher payments of payroll costs and travel expenses as a result of an increase in the number of our employees.

Net cash used in investing activities was as follows:

	For the years ended June 30,	
(in thousands)	**2005**	2004
Capital expenditure	**$(20,545)**	$(17,206)
Proceeds from sale of investments	**264**	—
Business acquisitions, net of cash acquired	**(17)**	(65,644)
Other	—	(870)
Net cash used in investing activities	**$(20,298)**	$(83,720)

Cash used in investing activities during fiscal 2005 was lower than fiscal 2004 due to the purchase of the MediaHighway middleware business in December 2003 for the equivalent of $65.0 million (net of cash acquired). The increase in capital expenditure payments related to higher purchases of technical development and test equipment used by our software development engineers and customer support employees and our new facility in Israel. We expect future payments of capital expenditure to be higher due to expansion of our facilities in India, the United Kingdom and the United States.

Net cash generated by financing activities was as follows:

	For the years ended June 30,	
(in thousands)	**2005**	2004
Issuance of ordinary shares	**$ 13,294**	$ 2,212
Other	—	40
Net cash generated by financing activities	**$ 13,294**	$ 2,252

The increase in cash received from the issuance of ordinary shares was due to higher numbers of stock options exercised by employees during fiscal 2005 than in fiscal 2004.

We have evaluated, and expect to continue to evaluate, possible acquisitions and dispositions of certain businesses. Such transactions may be material and may involve cash, our securities or the assumption of indebtedness.

Off-balance sheet arrangements
We have no off-balance sheet arrangements (as defined in Item 303 of Regulation S-K).

Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)

Tabular disclosure of contractual obligations

We have commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes our material firm commitments as of June 30, 2005.

	As of June 30, 2005				
	Payments Due by Period				
(in thousands)	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
Long-term debt obligations	$ —	$ —	$ —	$ —	$ —
Capital lease obligations	—	—	—	—	—
Operating lease obligations[1]	**146,299**	**17,028**	**32,395**	**30,390**	**66,486**
Smart card purchase obligations	**33,859**	**33,859**	—	—	—
Capital expenditure purchase obligations	**4,013**	**4,013**	—	—	—
Other long-term obligations reflected on the balance sheet[2]	**115,900**	—	**61,985**	**25,368**	**28,547**
	$300,071	**$54,900**	**$94,380**	**$55,758**	**$95,033**

(1) We have accrued costs in respect of leased premises identified as surplus to requirements included in the above total of $1.1 million as of June 30, 2005 (see Note 10 to our audited consolidated financial statements). Included in total operating lease obligations is an amount of $3.2 million, which is not expected to be incurred because we intend to exercise a put option to revert part of one leased property to a former tenant.

(2) Comprising deferred income of $87.4 million, severance pay liabilities of $24.1 million and pension liabilities of $4.4 million.

In certain countries in which we have operations, we are required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances, on the basis of the latest monthly salary for each year of service. This liability is provided for by payments of premiums to insurance companies under approved plans. The obligation in the consolidated balance sheet is $24.1 million. The value of insurance policies which substantially fund this obligation is $20.4 million and is included within the consolidated balance sheet as other noncurrent assets.

In the normal course of business, we provide indemnification agreements of varying scopes, including limited product warranties and indemnification of customers against claims of intellectual property infringement made by third parties arising from the use of our products or services. The nature of these commitments has been considered in determining the revenues and costs recognized in our audited consolidated financial statements. Costs are accrued for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. Historically, costs related to these warranties and indemnification agreements have not been significant, but because potential future costs are highly variable, we are unable to estimate the maximum potential impact of these guarantees on our future results of operations.

The nature of our business is such that we may be subject to claims by third parties alleging infringements of various intellectual property rights. Such claims are vigorously defended. Where a liability arising from these claims is probable, an accrual is made based on management's best estimate. It is not considered that any resulting liability in excess of amounts recognized in these financial statements would materially affect our financial position.

Critical accounting policies

An accounting policy is considered to be critical if it is important to our financial condition and results, and if it requires significant judgment and estimates on the part of management in its application. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in our industry, information provided by or customers and information from other outside sources, as appropriate. Actual results may differ from the judgments under different assumptions or conditions. The development and selection of these critical accounting policies have been determined by our management and the related disclosures have been reviewed with the Audit Committee of the Board of Directors. For a summary of our significant accounting policies, see Note 3 to the accompanying audited consolidated financial statements.

Use of estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the audited consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from the estimates.

a) Goodwill and other intangible assets

We have significant intangible assets, primarily intellectual property rights and goodwill arising in connection with business combinations. We account for business combinations under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets

acquired, based on their respective estimated fair market values. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair market values assigned to its tangible and identifiable intangible net assets at the date of acquisition. Determining the fair market value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples. Goodwill is subject to an annual impairment test (or more often if circumstances dictate). Intangible assets are amortized over their expected useful lives and the remaining useful life is reassessed from time to time. If we identify an impairment in value of goodwill or other intangible assets, we record an impairment charge in the period in which it is identified. The judgments made in determining the estimated fair market value assigned to each class of intangible assets acquired, as well as their useful lives and any potential impairment, can significantly impact our reported operating income.

b) Revenue recognition and liabilities to customers

Revenue may only be recognized if persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is assured. Judgment is required in assessing whether these criteria have been met. The technologies and services we supply to our customers are technically complicated and are frequently covered by long-term contracts. In assessing the amounts of revenue recognized in any period, we must make estimates about such matters as the future costs we will incur to complete our contractual obligations and, if these costs exceed estimated future revenues, make a provision for the estimated loss. We are also required to determine if an arrangement contains multiple deliverables and, if so, we must make assessments about the appropriate unit of accounting and the fair value of any undelivered elements.

Where we have obligations to supply smart cards in the future as part of our support and maintenance obligations, we are required to make estimates about the timing of supply of such changeover cards and to defer an appropriate amount of revenue from the security fees received from our platform operator customers and recognize an appropriate amount of revenue when such smart cards are supplied. These estimates include assessments of the likely timing of the card changeover, the quantity of smart cards to be supplied, the costs of those smart cards and the future receipt of security fees. The judgments made in determining the value of our liabilities to customers can significantly impact our reported operating income. The effect of changes in such estimates is recorded prospectively. As of June 30, 2005, revenues deferred under these arrangements amounted to $87.9 million, of which $87.4 million is included within noncurrent liabilities. During fiscal 2005, our assessment of the likely timing of card changeovers is that several of them will occur later than had been expected. Because a higher amount of security fees will be charged over the life of the current generation of smart cards, the proportion of revenue deferred in fiscal 2005 was lower than in fiscal 2004, but it is not possible to separate the impact on revenues of this change in assumption.

c) Litigation and intellectual property claims

Certain of our customers and other third parties have from time to time made allegations and filed claims against us. The existence of these matters require us to make estimates of the likely outcome of the actions or potential claims and to make a cost accrual for any liabilities where it is probable that we will make a settlement or be subject to an adverse court ruling. The judgments made in assessing the amount, if any, of cost accruals required can significantly impact our reported operating income.

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board "FASB" issued Statement of Financial Accounting Standard "SFAS" No. 123 (R): "Share-Based Payment." This standard will require the cost of employee compensation paid with equity instruments to be measured based on grant-date fair values. That cost will be recognized over the vesting period. SFAS No. 123 (R) will become effective for us in the first quarter of fiscal 2006. Note 31 of our audited consolidated financial statements reflects the effect on net income and earnings per share as if we had applied the fair value recognition provisions for stock option-based employee compensation. These pro forma effects may not be representative of future stock option-based compensation expense since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and additional options may be granted in future years. Additionally, the terms of certain options held by the previous Chief Financial Officer were modified on his departure, and the vesting of certain options was accelerated on June 27, 2005 (as discussed below).

In recognition of his contribution to the Company, the Remuneration Committee of our Board of Directors ("the Remuneration Committee") modified the terms of certain vested options held by the previous Chief Financial Officer such that the options may be exercised at any time prior to September 20, 2006 rather than lapsing on his departure. The additional charge under APB No. 25 of this modification is $1.3 million, net of tax of $0.6 million. The additional charge under SFAS No. 123 (R) of this modification is $0.1 million, net of tax.

On June 27, 2005, the Remuneration Committee approved the acceleration of vesting of certain unvested out-of-the-money stock options granted under our stock option plans. The affected options are those with exercise prices greater than $32.50 per ordinary share, which was the closing price of our Series A ordinary shares (as traded in the form of American Depositary Shares on the NASDAQ National Market) on June 21, 2005. As a result of this action, the vesting of approximately 551,000 previously unvested stock options was accelerated and these options are now

Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)

immediately exercisable. The Remuneration Committee's action did not accelerate the vesting of any of the unvested stock options held by Directors, the Chief Executive Officer, or the Chief Financial Officer.

The Remuneration Committee's decision to accelerate the vesting of these stock options was in anticipation of compensation expense to be recorded subsequent to the effective date of SFAS No. 123 (R) on July 1, 2005. The acceleration eliminates approximately $9.6 million ($8.8 million net of tax) from our future consolidated statements of operations, of which $5.1 million ($4.7 million net of tax), $2.7 million ($2.5 million net of tax), $1.4 million ($1.2 million net of tax), and $0.4 million ($0.4 million net of tax) would have been recognized in fiscal years 2006, 2007, 2008 and 2009, respectively, once SFAS No. 123 (R) becomes effective.

Quantitative and qualitative disclosures about market risk

The only significant financial market risk to which we are exposed is to changes in foreign exchange rates. We operate in international markets and have operational presence in several countries. Accordingly, our costs and revenues are denominated in a mixture of U.S. dollars, pounds sterling and euros. Historically, we have not entered into free-standing derivative contracts to hedge foreign exchange exposure arising from operating activities. We expect to review this policy from time to time as circumstances change. No derivative instruments were outstanding as of June 30, 2005.

In certain countries in which we have operations, we are required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances, on the basis of the latest monthly salary for each year of service. This liability is provided for by payments of premiums to insurance companies under approved plans. The obligation in the consolidated balance sheet is $24.1 million. The value of insurance policies which substantially fund this obligation is $20.4 million and is included within the consolidated balance sheet as other noncurrent assets. The bulk of the arrangements relates to our Israeli employees. Because the gross liability reflects the contracts of employment, it is denominated in U.S. dollars, whereas the amount funded by insurance policies is regulated by the Israeli Government and is denominated in Israeli shekels. Accordingly, the difference between the gross liability and the amount funded by insurance policies is subject to fluctuations depending on the relative values of the U.S. dollar and Israeli shekel.

During fiscal 2005, the U.S. dollar was generally weaker against the pound sterling than was the case in fiscal 2004, although the exchange rate on June 30, 2005 was stronger than on June 30, 2004. As a result, we have experienced gains on holding cash of $0.5 million and $16.2 million for the fiscal years ended June 30, 2005 and 2004, respectively.

As of June 30, 2005, approximately 80% of our cash was held in U.S. dollars and 15% in pounds sterling, with most of the rest being in euros. Our policy was to hold cash in pound sterling deposits of up to three month maturity because the pound sterling was our reporting currency. As a consequence of the change in our reporting currency to U.S. dollars, effective during fiscal 2005, and the fact that the majority of our revenues are now denominated in U.S. dollars, we reevaluated our treasury policy. Since January 2005, our policy has been to hold the bulk of our cash in U.S. dollar deposits of up to three month maturity. During January 2005, we switched most of our pound sterling currency holdings above our foreseeable requirements into U.S. dollars. As a consequence of this, we expect our future interest income to be less as U.S. dollar interest rates are lower than pound sterling interest rates. However, our reported cash balances are expected to be less sensitive to fluctuations in foreign exchange rates. Additionally, we may place cash on deposit for longer than three month terms, which would introduce an exposure to the risks associated with fixed interest rates.

Consolidated Balance Sheets

(in thousands, except share amounts)	As of June 30, **2005**	2004
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 339,791**	$ 228,620
Accounts receivable, net (inclusive of $51,909 and $60,312 due from related parties)	**73,588**	84,295
Accrued income	**25,391**	21,845
Inventories	**41,508**	35,972
Prepaid expenses	**15,795**	15,843
Other current assets	**3,595**	6,836
Total current assets	**499,668**	393,411
Property, plant and equipment, net	**33,962**	29,472
Goodwill	**64,236**	66,296
Other intangibles, net	**48,537**	61,681
Deferred tax assets	**5,121**	9,153
Other noncurrent assets	**20,374**	17,146
Total assets	**$ 671,898**	$ 577,159
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable (inclusive of $3,124 and $3,107 due to related parties)	**$18,336**	$ 51,552
Deferred income	**47,175**	62,579
Accrued payroll costs	**25,069**	21,554
Accrued expenses	**21,097**	18,248
Income tax liabilities	**4,070**	6,812
Other current liabilities	**13,498**	15,393
Total current liabilities	**129,245**	176,138
Accrued expenses	**28,547**	32,392
Deferred income	**87,353**	35,285
Total liabilities	**245,145**	243,815
Shareholders' equity:		
Series A ordinary shares, par value $0.01 per share: 48,000,000 shares authorized; 13,318,546 and 12,186,598 shares outstanding as of June 30, 2005 and 2004, respectively	**133**	122
Series B ordinary shares, par value $0.01 per share: 52,000,000 shares authorized; 42,001,000 shares outstanding as of June 30, 2005 and 2004, respectively	**420**	420
Deferred shares, par value £1 per share: 42,000,002 shares authorized and outstanding as of June 30, 2005 and 2004, respectively	**64,103**	64,103
Additional paid-in capital	**498,363**	478,599
Accumulated deficit	**(180,571)**	(254,569)
Other comprehensive income	**44,305**	44,669
Total shareholders' equity	**426,753**	333,344
Total liabilities and shareholders' equity	**$ 671,898**	$ 577,159

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share amounts)	For the years ended June 30, 2005	2004	2003
Revenue:			
Conditional access	**$ 339,414**	$ 178,286	$ 260,709
Integration, development and support	**52,636**	55,601	52,716
License fees and royalties	**71,443**	51,673	35,299
New technologies	**85,945**	64,942	51,474
Other	**6,892**	6,161	7,152
Total revenue (inclusive of $411,857, $202,095 and $155,740 from related parties)	**556,330**	356,663	407,350
Cost of goods and services sold:			
Smart card costs	**(131,466)**	(26,708)	(122,596)
Operations and support	**(72,254)**	(47,708)	(33,526)
Royalties (inclusive of $3,682, $576 and $104 to related parties)	**(13,198)**	(7,160)	(7,144)
Other	**(2,020)**	(2,811)	(8,559)
Total cost of goods and services sold	**(218,938)**	(84,387)	(171,825)
Gross margin	**337,392**	272,276	235,525
Operating expenses:			
Sales and marketing	**(25,820)**	(25,145)	(22,537)
Research and development	**(166,504)**	(146,190)	(99,764)
General and administration (inclusive of $263, $230 and $206 to related parties)	**(43,352)**	(34,140)	(34,913)
Amortization of other intangibles	**(12,349)**	(8,177)	(3,000)
Impairment charge	**—**	(11,391)	—
Foreign exchange gains	**2,824**	1,192	1,257
Total operating expenses	**(245,201)**	(223,851)	(158,957)
Operating income	**92,191**	48,425	76,568
Other income:			
Interest	**9,719**	7,294	4,579
Equity loss of affiliate	**—**	—	(349)
Losses on investments	**(559)**	(446)	(833)
Total other income	**9,160**	6,848	3,397
Income before income tax expense and minority interests in subsidiaries, net of tax	**101,351**	55,273	79,965
Income tax expense	**(27,353)**	(19,061)	(23,884)
Minority interests in subsidiaries, net of tax	**—**	843	162
Net income	**$ 73,998**	$ 37,055	$ 56,243
Net income per share:			
Basic net income per share	**$ 1.35**	$ 0.69	$ 1.04
Diluted net income per share	**$ 1.29**	$ 0.67	$ 1.04

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	For the years ended June 30, 2005	2004	2003
Operating activities:			
Net income	**$ 73,998**	$ 37,055	$ 56,243
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**15,405**	13,526	11,795
Amortization of other intangibles	**12,349**	8,177	3,000
Impairment charge	**—**	11,391	—
Stock option-based compensation	**4,327**	2,911	899
Other stock-based compensation	**—**	1,832	3,047
Equity loss of affiliate	**—**	—	349
Losses on investments	**559**	446	833
Minority interest in subsidiaries, net of tax	**—**	(843)	(162)
Change in operating assets and liabilities, net of acquisitions:			
Inventories	**(5,536)**	(22,384)	46,710
Receivables and other assets	**6,273**	(54,753)	19,016
Accounts payable and other liabilities	**10,317**	94,301	(88,434)
Net cash provided by operating activities (inclusive of $456,536, $213,649 and $165,733 from related parties)	**117,692**	91,659	53,296
Investing activities:			
Capital expenditure	**(20,545)**	(17,206)	(9,753)
Proceeds from sale of investments	**264**	—	3,437
Business acquisitions, net of cash acquired	**(17)**	(65,644)	(7,703)
Other	**—**	(870)	—
Net cash used in investing activities	**(20,298)**	(83,720)	(14,019)
Financing activities:			
Issuance of shares	**13,294**	2,212	—
Other	**—**	40	835
Net cash provided by financing activities	**13,294**	2,252	835
Net increase in cash and cash equivalents	**110,688**	10,191	40,112
Cash and cash equivalents, beginning of period	**228,620**	202,185	150,846
Exchange movements	**483**	16,244	11,227
Cash and cash equivalents, end of period	**$339,791**	$228,620	$202,185

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
and Other Comprehensive Income

	For the years ended June 30,					
	2005		2004		2003	
(in thousands, except share amounts)	**Shares**	**Amount**	Shares	Amount	Shares	Amount
Series A ordinary shares of $0.01 par value each:						
Balance, beginning of year	**12,186,598**	**$ 122**	11,983,681	$ 120	11,677,033	$ 117
Shares issued on exercise of employee stock options	**1,131,948**	**11**	202,917	2	—	—
Shares issued as consideration for business acquisition	—	—	—	—	306,648	3
Balance, end of year	**13,318,546**	**133**	12,186,598	122	11,983,681	120
Series B ordinary shares of $0.01 par value each:						
Balance, beginning and end of year	**42,001,000**	**420**	42,001,000	420	42,001,000	420
Deferred shares of £1 par value each:						
Balance, beginning and end of year	**42,000,002**	**64,103**	42,000,002	64,103	42,000,002	64,103
Additional paid-in capital:						
Balance, beginning of year		**478,599**		473,478		467,703
Shares issued on exercise of employee stock options		**13,283**		2,210		—
Shares issued as consideration for business acquisition		—		—		4,876
Stock option-based compensation (inclusive of tax benefit of $2,154, $— and $—)		**6,481**		2,911		899
Balance, end of year		**498,363**		478,599		473,478
Deferred stock-based compensation:						
Balance, beginning of year		—		(1,832)		—
Shares issued		—		—		(4,879)
Stock-based compensation (nil tax effect)		—		1,832		3,047
Balance, end of year		—		—		(1,832)
Accumulated deficit:						
Balance, beginning of year		**(254,569)**		(291,624)		(347,867)
Net income		**73,998**		37,055		56,243
Balance, end of year		**(180,571)**		(254,569)		(291,624)
Accumulated other comprehensive income:						
Balance, beginning of year		**44,669**		19,666		8,209
Other comprehensive income (loss)		**(364)**		25,003		11,457
Balance, end of year		**44,305**		44,669		19,666
Accumulated deficit and accumulated other comprehensive income, end of year		**(136,266)**		(209,900)		(271,958)
Total shareholders' equity						
Balance, beginning of year		**333,344**		264,331		192,685
Balance, end of year		**$ 426,753**		$ 333,344		$ 264,331

The accompanying notes form an integral part of these consolidated financial statements.

(continued)

Consolidated Statements of Shareholders' Equity
and Other Comprehensive Income (continued)

(in thousands)	For the years ended June 30, **2005**	2004	2003
Comprehensive income:			
Net income	**$73,998**	$37,055	$56,243
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments (nil tax effect)	**380**	23,599	13,516
Minimum pension liability adjustment, net of tax of $336, ($599) and $571	**(744)**	1,404	(2,059)
Total other comprehensive income (loss), net of tax	**(364)**	25,003	11,457
Total comprehensive income	**$73,634**	$62,058	$67,700
Elements of other comprehensive income:			
Foreign currency translation adjustments:			
Balance, beginning of year	**$47,002**	$23,403	$ 9,887
Fiscal year activity (nil tax effect)	**380**	23,599	13,516
Balance, end of year	**47,382**	47,002	23,403
Minimum pension liability adjustment:			
Balance, beginning of year	**(2,333)**	(3,737)	(1,678)
Fiscal year activity, net of tax of $366, ($599) and $571	**(744)**	1,404	(2,059)
Balance, end of year	**(3,077)**	(2,333)	(3,737)
Total other comprehensive income:			
Total other comprehensive income (loss) for year, net of tax	**(364)**	25,003	11,457
Total accumulated other comprehensive income, net of tax, beginning of year	**44,669**	19,666	8,209
Total accumulated other comprehensive income, net of tax, end of year	**$44,305**	$44,669	$19,666

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Description of business

NDS Group plc is incorporated in Great Britain and registered in England and Wales. NDS Group plc with its subsidiaries (together, the "Company"), is engaged in the business of supplying digital technology and services, enabling and supporting digital pay-television platform operators and content providers.

There is a common management structure across the Company, which ensures that the various subsidiary entities operate in a coordinated and complementary manner. The business is managed as a single operating unit or segment, being the supply of digital technology and services enabling and supporting digital pay-television platform operators and content providers.

The Company is a majority owned subsidiary of News Corporation and conducts business transactions with a number of affiliates and subsidiaries of News Corporation.

Note 2. Basis of presentation

Effective November 12, 2004, News Corporation changed its corporate domicile from Australia to the United States and as a result, the Company no longer qualifies as a foreign private issuer under U.S. securities laws. The Company has also changed its reporting currency from pounds sterling to U.S. dollars. Accordingly, these consolidated financial statements are stated in U.S. dollars, and have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). Prior to November 12, 2004, the Company published financial information in accordance with UK generally accepted accounting practice ("UK GAAP") in pounds sterling. Financial information for periods ending, and as of, dates prior to the beginning of fiscal 2005, has been derived from previously audited UK GAAP financial information by adjusting for differences between UK GAAP and US GAAP and then translating that information into U.S. dollars. Unless the text indicates otherwise, all financial information, except share and per share amounts, is stated in thousands of U.S. dollars.

Note 3. Summary of significant accounting policies

The significant accounting policies adopted by the Company are summarized below.

a) Principles of consolidation

The consolidated financial statements include the accounts of all majority-owned and controlled subsidiaries. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" as revised in December 2003 ("FIN 46R"), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated in accordance with FIN 46R.

All intercompany transactions and balances have been eliminated on consolidation. Acquisitions of controlled entities are accounted for using the purchase method of accounting. The results and cash flows of businesses acquired or sold are consolidated for the periods from or to the date on which control passed to or from the Company.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Foreign currency

The reporting currency of the Company is the U.S. dollar. The functional currency of each of the entities which comprise the Company is the currency of the primary economic environment in which each entity operates.

Normal trading activities denominated in foreign currencies are recorded in the functional currency of the relevant entity at actual exchange rates as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the balance sheet date, with any resulting gain or loss being recorded in the statement of operations.

The results and cash flows of entities whose functional currency is not the U.S. dollar are translated into U.S. dollars at the average rates of exchange during the period and their balance sheets at the rates prevailing at the balance sheet date. Resulting foreign exchange differences are recorded in other comprehensive income.

d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

e) Concentration of credit risk

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

f) Inventories
Inventories are valued at the lower of cost (calculated on a first in, first out basis) and market value. Cost represents purchase price and, in respect of manufactured or processed items, includes an appropriate proportion of production overheads. Market value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. A reserve is established for obsolete, slow-moving or defective items where appropriate

Contract work-in-progress represents the cost of purchased goods and services and the direct labor cost of work undertaken for customer contracts, where such costs can be clearly related to development and integration work for which the associated revenue has not been recognized.

g) Property, plant and equipment
Property, plant and equipment are stated at cost. Depreciation is recorded using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred. The Company has received grants from the government of the State of Israel towards the cost of certain plant, property and equipment. Such grants are treated as a reduction in the cost of the related asset.

Changes in circumstances, such as technological advances, changes to the Company's business model or capital strategy, could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense. An impairment test is conducted if circumstances indicate that the carrying value may not be recoverable and any impairment is recorded in the statement of operations in the period in which it is identified.

h) Goodwill and other intangible assets
The Company follows Statement of Financial Accounting Standard ("SFAS") No. 142: "Goodwill and Other Intangible Assets." The standard requires that goodwill and indefinite-lived intangible assets should not be amortized. However, goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more frequently if circumstances indicate that the carrying value is impaired. Any impairment is recorded in the statement of operations in the period in which it is identified.

Intellectual property rights purchased by the Company are included at cost as other intangible assets and are amortized on a straight-line basis over their useful economic lives. The useful life of purchased intellectual property rights is considered on a case by case basis. The estimates of the periods over which benefits will accrue to the Company in respect of purchased intellectual property rights have ranged from three to ten years. An impairment test is conducted if circumstances indicate that the carrying value may not be recoverable and any impairment is recorded in the statement of operations in the period in which it is identified.

i) Revenue recognition
The Company follows Staff Accounting Bulletin No. 104: "Revenue Recognition," Statement of Position ("SOP") 97-2: "Software Revenue Recognition," and Emerging Issues Task Force Issue No. 00-21: "Revenue Arrangements with Multiple Deliverables." Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is assured.

The Company derives revenues from the provision of conditional access, broadcast control, set-top box middleware, personal video recorder software, interactive software, systems and other services to pay-television platform operators and content providers. Conditional access systems enable such customers to manage and control the distribution of content and to protect such content from signal theft. Other software and systems provide platform operators and content providers with additional functionality and enable them to offer additional services. The systems that the Company sells include software that is installed at the platform operators' facilities, as well as software and smart cards in set-top boxes, digital televisions and personal computers. The Company's business gives rise to a number of revenue streams for which accounting policies are applied as follows:

Conditional access – smart cards
Smart cards are sold to platform operators for distribution to and use by their subscribers. The revenues derived from these sales are recognized upon delivery of the smart cards in accordance with the customers' instructions. Appropriate provision is made for warranty and similar arrangements agreed with customers.

Conditional access – security fees
For some contracts, the Company receives fees from platform operators for the maintenance of security of conditional access systems for a specified duration which is typically between 24 and 48 months. Fees are received over the duration of the agreed service period and are related to the number of subscribers or authorized smart cards of the relevant broadcast platform. These revenues are recognized over the term of the security contract in the period in which the security services are performed. In some instances, the maintenance of security requires the replacement of a population of smart cards ("changeover cards"). In such instances, an amount of maintenance income is deferred and recognized when the changeover cards are delivered. The estimate of the amount of revenue to be deferred requires management to make assessments of the timing of the card changeover, the volume of changeover cards to be supplied and a fair unit revenue for those smart cards. To the extent that a card changeover is expected to commence within one year of the balance sheet date, the deferred revenue is classified as a current liability; otherwise it is classified as a noncurrent liability.

Notes to Consolidated Financial Statements (continued)

Integration, development and support
Contracts for development, integration and installation work are undertaken for customers on the basis of time and materials or by reference to a defined scope of work and related fixed price terms, or a combination of the two. The duration of such contracts has varied from a few weeks to approximately two years. Revenue for contracts negotiated on a time and materials basis is recognized as costs are incurred. Where there is uncertainty as to the scope of work or the fee payable, revenue is deferred until any uncertainties are resolved. For fixed price contracts involving significant adaptation of software, revenue and profit are recognized according to the proportion of the estimated contract value completed, ascertained by reference to percentage of technical completion, having regard to customer acceptance provisions in the contract. Where a contract has not sufficiently progressed for the outcome to be seen with reasonable certainty, but no loss is expected, then revenue is deferred until any uncertainties are resolved. All losses are recognized as soon as incurred or reasonably foreseen. Total contract revenue and profitability to date are reviewed periodically and the cumulative effects of changes are recognized in the period in which they are identified. Revenue from the supply of hardware and other items procured from third party suppliers, which are an integral part of an overall system, is recognized once customer acceptance is achieved, where this is a critical element of the contractual arrangements with the customer. Support and maintenance income is recognized over the term of the contract.

License fees and royalties
License fee income is recognized when the software is delivered to the customer unless the supply is closely linked to customization, integration and installation work, in which case revenue recognition is deferred until customer acceptance has occurred. Royalty income is typically receivable on the basis of the number of units manufactured or deployed by a licensee. Such income is recognized when it is fixed or determinable.

New technologies
Revenue categorized as arising from new technologies contains elements of conditional access revenue, development, integration and support revenue, and license fees and royalties.

j) Income taxes
The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when it is determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent that amounts are expected to be reinvested indefinitely.

k) Comprehensive income
The Company follows SFAS No. 130, "Reporting Comprehensive Income," for the reporting and display of comprehensive income. Comprehensive income comprises net income, foreign currency translation adjustments and certain pension adjustments.

l) Stock option-based compensation expense
Stock option-based compensation is accounted for by using the intrinsic value-based method in accordance with APB No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

The following table reflects the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions for stock option-based employee compensation. These pro forma effects may not be representative of future stock option-based compensation expense since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and additional stock options may be granted in future years. Additionally, the terms of certain stock options held by the previous Chief Financial Officer were modified on his departure, and the vesting of certain stock options was accelerated on June 27, 2005 (as discussed below).

	For the years ended June 30,		
(in thousands, except per share amounts)	**2005**	2004	2003
Net income, as reported	**$ 73,998**	$37,055	$56,243
Add: Stock option-based compensation cost included in the determination of net income as reported (net of tax benefits of $1,701, $— and $—)	**2,626**	2,911	899
Deduct: Total stock option-based compensation determined under fair value based method for all awards (net of tax benefits of $3,059, $— and $—)	**(18,089)**	(9,369)	1,231
Pro forma net income	**$ 58,535**	$30,597	$58,373
Net income per share			
Basic net income per share, as reported	**$ 1.35**	$ 0.69	$ 1.04
Diluted net income per share, as reported	**$ 1.29**	$ 0.67	$ 1.04
Pro forma basic net income per share	**$ 1.07**	$ 0.57	$ 1.08
Pro forma diluted net income per share	**$ 1.02**	$ 0.55	$ 1.08

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used were as follows:

(in thousands, except per share amounts)	For the years ended June 30,		
	2005	2004	2003
Risk-free interest rate	**4.24%**	4.38%	3.15%
Dividend yield	**—**	—	—
Expected volatility	**80%**	87%	93%
Expected life of options	**6.3 years**	5.0 years	3.8 years

In December 2004, FASB issued SFAS No. 123 (R), "Share-Based Payment." This standard will require the cost of employee compensation paid with equity instruments to be measured based on grant-date fair values. That cost will be recognized over the vesting period. SFAS No. 123 (R) will become effective for the Company in the first quarter of fiscal 2006.

In recognition of his contribution to the Company, the Remuneration Committee of the Company's Board of Directors ("the Remuneration Committee") modified the terms of certain vested stock options held by the previous Chief Financial Officer such that those stock options may be exercised at any time prior to September 20, 2006 rather than lapsing on his departure. The additional charge under APB No. 25 of this modification, which is included in the consolidated statement of operations, is $1,293, net of tax of $554. The additional charge under SFAS No. 123 (R) of this modification is $144, net of tax of $62.

On June 27, 2005, the Remuneration Committee approved the acceleration of vesting of unvested out-of-the-money stock options granted under the Company's stock option plans. The affected stock options are those with exercise prices greater than $32.50 per share, which was the closing price of the Company's Series A ordinary shares (as traded in the form of American Depositary Shares on the NASDAQ National Market) on June 21, 2005. As a result of this action, the vesting of approximately 551,000 previously unvested stock options was accelerated and those stock options are now immediately exercisable. The action did not accelerate the vesting of any of the unvested stock options held by Directors, the Chief Executive Officer or the Chief Financial Officer.

The Remuneration Committee's decision to accelerate the vesting of these stock options was in anticipation of compensation expense to be recorded subsequent to the effect date of SFAS No. 123 (R) on July 1, 2005. The acceleration eliminates approximately $9.6 million ($8.8 million net of tax) from the Company's future consolidated statements of operations, of which $5.1 million ($4.7 million net of tax), $2.7 million ($2.5 million net of tax), $1.4 million ($1.2 million net of tax), and $0.4 million ($0.4 million net of tax) would have been recognized in fiscal years 2006, 2007, 2008 and 2009, respectively, once SFAS No. 123 (R) becomes effective.

Note 4. Net income per share

Basic net income per share is calculated as net income divided by the weighted average number of ordinary shares in issue in each period. The interests of ordinary shareholders may be diluted due to the existence of stock options granted to employees. The dilutive effect of potential shares has been calculated using the treasury method and as such, is a function of the average share price in each period. The Series A and Series B ordinary shares have equal rights except in respect of voting and as such have equal weighting in the calculation of net income per share and equal net income per share.

The numerator for the calculations of net income per share is net income. The denominator for the calculations is the weighted average numbers of shares, as follows:

	For the years ended June 30,		
	2005	2004	2003
Weighted average number of ordinary shares in issue	**54,758,479**	54,093,083	53,856,141
Effect of dilutive stock options	**2,679,008**	1,553,088	214,311
Denominator for dilutive net income per share	**57,437,487**	55,646,171	54,070,452
Antidilutive options excluded from calculation	**55,042**	929,121	2,307,284

Note 5. Inventories

(in thousands)	As of June 30,	
	2005	2004
Unprocessed smart cards and their components	**$41,717**	$39,454
Inventory reserves	**(3,398)**	(4,242)
	38,319	35,212
Contract work-in-progress	**3,189**	760
Total inventories	**$41,508**	$35,972

Unprocessed smart cards and their components are considered to be in the state of work-in-progress.

Note 6. Accounts receivable

(in thousands)	As of June 30,	
	2005	2004
Gross amount due	**$75,015**	$87,316
Less valuation reserves	**(1,427)**	(3,021)
	$73,588	$84,295

Notes to Consolidated Financial Statements (continued)

Note 7. Property, plant and equipment

(in thousands)	Useful lives	As of June 30, 2005	2004
Leasehold improvements	3 to 7 years	**$ 14,157**	$ 19,037
Plant and equipment	2 to 5 years	**86,864**	87,870
		101,021	106,907
Less accumulated depreciation		**(67,059)**	(77,435)
Total property, plant and equipment, net		**$ 33,962**	$29,472

Depreciation related to property, plant and equipment was $15,405, $13,526 and $11,795 for the years ended June 30, 2005, 2004 and 2003, respectively.

Total operating lease expense was $15,267, $13,124 and $8,012 for the years ended June 30, 2005, 2004 and 2003, respectively.

Note 8. Goodwill and other intangible assets

The movement in goodwill during the year ended June 30, 2005 is due to foreign exchange translation.

In December 2003, the Company acquired the MediaHighway middleware business from a subsidiary of Thomson SA and licensed certain related patents from Thomson SA for consideration in cash of the equivalent of $65.0 million (net of cash acquired). The Company commissioned an independent valuation of the separable intangible fixed assets acquired, together with an assessment of their expected useful lives.

The fair value of assets and liabilities acquired was as follows:

	Fair value
Cash	$ 10,292
Other current assets	8,163
Goodwill	11,391
Other intangibles	60,797
Property, plant and equipment	3,584
Current liabilities	(18,929)
Total consideration	$ 75,298

As of June 30, 2004, the Company examined in detail the plans and projections of the acquired business and the way in which it had been integrated into the rest of the organization. As a result of this assessment management concluded that the value of $60.8 million attributed to the intellectual property rights and products of the MediaHighway business were supported by the business plans and cash flow projections. These intangible assets are being amortized over their expected useful lives of three to ten years. However, the projections of the incremental future cash flows attributable to the acquired business did not support the value of the goodwill acquired. Accordingly an impairment charge was recorded to write down the acquired goodwill from its cost of $11,391 to nil and this impairment charge was recorded as part of operating expenses in the year ended June 30, 2004.

Other intangible assets comprise intellectual property rights:

(in thousands)	Useful lives	As of June 30, 2005	2004
Cost	3 to 10 years	**$ 72,191**	$ 73,952
Less accumulated amortization		**(23,654)**	(12,271)
Other intangibles, net		**$ 48,537**	$ 61,681

Amortization of other intangibles was $12,349, $8,177 and $3,000 for the years ended June 30, 2005, 2004 and 2003, respectively.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five fiscal years is as follows: 2006–$8,890; 2007–$8,791; 2008–$8,679; 2009–$8,624; and 2010–$8,624.

Note 9. Deferred income

(in thousands)	As of June 30, 2005	2004
Deferred security fees	**$ 87,941**	$36,960
Advance receipts and other deferred income	**46,587**	60,904
Total deferred income	**$134,528**	$97,864
Included within current liabilities	**$ 47,175**	$62,579
Included within noncurrent liabilities	**87,353**	35,285
	$134,528	$97,864

Note 10. Abandoned property leases

(in thousands)	For the years ended June 30, 2005	2004	2003
Beginning of year	**$ 8,727**	$ 3,852	$ 2,914
Additions (reversals)	**(5,521)**	5,812	2,904
Used	**(2,118)**	(1,526)	(2,235)
Foreign exchange movements	**53**	589	269
End of year	**$ 1,141**	$ 8,727	$ 3,852

In fiscal 2001, the Company decided to abandon its leased premises at Heathrow, England which the Company vacated in September 2000. An additional accrual was made in fiscal 2003 and again in fiscal 2004, as the Company was unable to assign the lease back to a former tenant. During the year ended June 30, 2005, the Company committed to reoccupy

most of the premises, and the Company reversed a part of the accrual previously made. The accrual as of June 30, 2005 represents the Company's best estimate of its remaining obligation in connection with this abandonment. All amounts accrued and reversed have been included within general and administrative expenses in the consolidated statement of operations, and within accrued expenses in the consolidated balance sheet. The cumulative amount paid through June 30, 2005 is $9,359 and the total amount charged to the profit and loss net of releases up to June 30, 2005 is $10,500.

Note 11. Related party transactions

The Company conducts business transactions with News Corporation and its subsidiaries and affiliates. These entities are considered to be related parties. Agreements covering arrangements between News Corporation and its subsidiaries or affiliates and the Company are entered into in the context of two entities over which a third entity exercises significant influence or control. There can be no assurance therefore, that each of the agreements, or the transactions provided for therein, or any amendments thereof will be affected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties. Any new contracts with related parties or significant amendments to such contracts are approved by the Audit Committee of the Company's Board of Directors.

These transactions are of three main types: the provision by the Company of technology and services for digital pay-television systems; the payment by the Company of royalties for the use of certain intellectual property rights; and the receipt by the Company of administrative services.

a) Provision of technology and services

Technology and services for digital pay-television systems are supplied to affiliates and subsidiaries of News Corporation. The principal related parties supplied by the Company are BSkyB, DIRECTV (a related party from December 2003), DIRECTV Latin America (a related party from December 2003), Sky Brasil, Sky Mexico, DTH TechCo, Sky Colombia, Sky Chile, FOXTEL and Sky Network Television (all of which are affiliates of News Corporation) and Sky Italia and STAR TV (both subsidiaries of News Corporation).

Revenue recognized from such related parties was $411,857, $202,095 and $155,740 for the years ended June 30, 2005, 2004 and 2003, respectively.

Included within accounts receivable are amounts of $51,909 and $60,312 as of June 30, 2005 and 2004, respectively, which are due from related parties in respect of normal sales transactions.

b) Royalty payments

A royalty is payable to a related party in respect of certain intellectual property rights which the Company has licensed for use in certain applications supplied to customers. The royalty expense payable to such related parties was $3,682, $576 and $104 for the years ended June 30, 2005, 2004 and 2003, respectively.

c) Administration and finance services

News Corporation provides services under a Master Intercompany Agreement which provides, among other things, for arrangements governing the relationship between the Company and News Corporation. The consideration for each of the services and other arrangements set forth in the Master Intercompany Agreement is mutually agreed and based upon allocated costs. All such consideration and any material arrangements are subject to the approval of the Company's Audit Committee. The services covered by the Master Intercompany Agreement include cash management and financing, services of News Corporation employees, facility arrangements, employee matters, including pensions and certain other services. Amounts charged in respect of these services amounted to $263, $230 and $206 for the years ended June 30, 2005, 2004 and 2003, respectively.

Included within accounts payable are amounts of $3,124 and $3,107 as of June 30, 2005 and 2004, respectively, which were owed to News Corporation in respect of administrative services and operating costs paid on behalf of the Company.

The Company has a short-term loan facility of £30 million from News Corporation. The facility has no expiry date and no amounts were drawn down as of June 30, 2005 or June 30, 2004. The facility is considered to be adequate for the Company's needs.

The Company and certain subsidiaries have entered into cross-guarantees with HSBC Bank plc providing mutual guarantees with other subsidiaries of News Corporation for amounts owed to the bank under a collective overdraft facility of £20 million. The Company has been informed by News Corporation that no amounts were owed to HSBC Bank plc as of June 30, 2005 or June 30, 2004 which would be covered by these guarantees.

d) U.K. corporation tax

The Company has entered into a Group Relief Agreement with a U.K. subsidiary of News Corporation, which provides for the mutual surrender of losses and other allowances by group relief. Subject to the terms of the agreement, the party accepting such surrender shall pay or cause to be paid to the surrendering party an amount equal to the amount of tax such accepting party would have paid but for such surrender. Income tax expense includes such amounts and part of the income tax liability may be settled by payments to News Corporation, rather than the U.K. Inland Revenue.

Notes to Consolidated Financial Statements (continued)

Note 12. Contingencies and commitments

a) Firm commitments

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments at June 30, 2005.

	As of June 30, 2005				
	Payments due by period				
(in thousands)	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
Operating lease obligations[1]	**$146,299**	**$17,028**	**$32,395**	**$30,390**	**$66,486**
Smart card purchase obligations	**33,859**	**33,859**	**—**	**—**	**—**
Capital expenditure purchase obligations	**4,013**	**4,013**	**—**	**—**	**—**
	$184,171	**$54,900**	**$32,395**	**$30,390**	**$66,486**

(1) The Company has accrued costs in respect of leased premises identified as surplus to requirements included in the above total of $1,141 as of June 30, 2005 (see Note 10). Included in total operating lease obligations is an amount of $3,245 which is not expected to be incurred as the Company intends to exercise a put option to revert part of one leased property to a former tenant.

b) Litigation

On June 6, 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against the Company in the United States District Court for the Central District of California. Echostar filed an amended complaint on October 8, 2003, which purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 ("CA"), the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, unspecified compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the court limited these claims to acts allegedly occurring within three years of the filing of the complaint. Echostar filed a second amended complaint. The Company filed a motion to dismiss the second amended complaint on March 31, 2004. On July 21, 2004, the court issued an order among other things directing Echostar to file a third amended complaint within ten days correcting various deficiencies in the second amended complaint noted by the court. Echostar filed its third amended complaint on August 4, 2004. On August 6, 2004, the court ruled that the Company was free to file a motion to dismiss the third amended complaint, which the Company did on September 20, 2004. The hearing occurred on January 3, 2005. On February 28, 2005, the court issued an order treating the motion as a motion for a more definite statement, granted the motion and gave Echostar until March 30, 2005 to file a fourth amended complaint correcting various deficiencies in the third amended complaint noticed by the court. On March 30, 2005, Echostar filed a fourth amended complaint. The Company filed a motion to dismiss the fourth amended complaint which Echostar opposed. On July 27, 2005, the court granted the motion in part and denied the motion in part. The Company now has until September 26, 2005 to answer the remaining claims in the complaint. The Company believes those claims are without merit and intends to vigorously defend against them.

On July 25, 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against the Company in the United States District Court for the Central District of California. Sogecable filed an amended complaint on October 9, 2003, which purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, unspecified compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. The Company filed a motion to dismiss the second amended complaint on March 31, 2004. On July 23, 2004, the court heard oral argument on the motion and advised that a formal ruling should be issued by early August. On August 4, 2004, the court issued an order dismissing the second amended complaint in its entirety. Sogecable had until October 4, 2004 to file a third amended

complaint. On October 1, 2004, Sogecable notified the court that it would not be filing a third amended complaint, but would appeal the court's entry of final judgment dismissing the suit to the United States Ninth Circuit Court of Appeals. Sogecable has filed a brief on appeal and the Company's opposition was filed on August 22, 2005.

On April 18, 1997, International Electronics Technology Corp. filed suit in the United States District Court for the Central District of California against the Company's customers, DIRECTV, Inc. and Thomson Consumer Electronics, Inc., alleging infringement of one U.S. patent and seeking unspecified damages and injunction. Although not a party to this case, the Company has assumed the defense and agreed to indemnify the named defendants. The defendants have raised defenses of non-infringement and/or invalidity. On August 2, 2004, the court stayed the case indefinitely pending decision by the Federal Circuit in another case. The Federal Circuit's decision was issued on July 12, 2005, and the court held a status conference on August 8, 2005.

c) Government grants

The Company has received grants from the government of the State of Israel towards the cost of certain capital expenditure. If the conditions of the grants are not complied with, the grants may be required to be refunded, in whole or in part, with interest from the date of receipt. The major conditions relating to a grant concern the maintenance of adequate nondistributable reserves and retention of the associated assets for a set period of time. The cumulative amount received and receivable to June 30, 2005 amounted to approximately $10 million. It is not anticipated that any repayment will be required. Property, plant and equipment situated in Israel with a net book value of $9,559 as of June 30, 2005 is the subject of a floating charge to secure compliance with the terms of the grants.

d) Guarantees

In the normal course of business, the Company provides indemnification agreements of varying scopes, including limited product warranties and indemnification of customers against claims of intellectual property infringement made by third parties arising from the use of our products or services. The nature of these commitments has been considered in determining the revenues and costs recognized in these financial statements. Costs are accrued for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. Historically, costs related to these warranties and indemnification agreements have not been significant, but because potential future costs are highly variable, we are unable to estimate the maximum potential impact of these guarantees on the Company's future results of operations.

e) Other

The nature of the Company's business is such that it may be subject to claims by third parties alleging infringements of various intellectual property rights. Such claims are vigorously defended. Where a liability arising from these claims is probable, an accrual is made based on management's best estimate. It is not considered that any resulting liability in excess of amounts recognized in these financial statements would materially affect the Company's financial position.

As of June 30, 2005, $3.5 million was deposited with banks to secure guarantees issued by the banks in respect of certain leased premises. Should the cash be withdrawn from the banks, the terms of the guarantees would require amendment.

Note 13. Stock option plans

The Company has three executive stock option schemes: The NDS 1997 Executive Share Option Scheme (the "1997 scheme"), The NDS 1999 Executive Share Option Scheme (the "1999 unapproved scheme") and The NDS UK Approved Share Option Scheme (the "1999 approved scheme"). The provisions of each scheme are substantially the same, except that the 1999 approved scheme is approved by the UK Inland Revenue for the purposes of granting UK employees options over shares in the Company which are free from income tax in the hands of the employee under certain circumstances. Following the creation of the 1999 unapproved scheme, no further options will be granted under the 1997 scheme. The schemes provide for the grant of options to purchase Series A ordinary shares in the Company with a maximum term of ten years. Options granted under the schemes vest over a four-year period. The schemes authorize options to be granted subject to a maximum of 10% of the ordinary shares of the Company in issue at the date of grant.

In addition, the Company operates employee share ownership schemes in the United Kingdom, Israel and the United States. These enable employees to enter into a fixed-term savings contract with independent financial institutions linked to an option to subscribe for Series A ordinary shares in the Company. The option price is set at a discount of between 15% and 20% of the quoted closing price of the Series A ordinary shares on the Nasdaq National Market on the last trading day before the announcement of the schemes.

All employees are entitled to participate in the plans, however (with the exception of the employee share ownership schemes which are open to all), management determines to whom and how many options are granted.

Notes to Consolidated Financial Statements (continued)

The following table summarizes information about the Company's stock option transactions:

	For the years ended June 30,					
	2005		2004		2003	
	Number	**Weighted average exercise price**	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding at beginning of year	**4,843,457**	**$14.60**	4,207,909	$14.06	4,505,568	$25.23
Granted	**721,365**	**$32.78**	863,616	$17.12	960,927	$ 7.60
Exercised	**(1,131,948)**	**$11.92**	(202,917)	$11.01	—	—
Lapsed	**(95,361)**	**$21.66**	(25,151)	$39.66	(306,771)	$24.83
Cancelled	—	—	—	—	(951,815)	$56.92
Outstanding at end of year	**4,337,513**	**$18.17**	4,843,457	$14.60	4,207,909	$14.06
Exercisable at end of year	**2,872,296**	**$19.02**	2,728,529	$14.53	2,389,932	$13.19
Weighted average fair value of stock options granted in year using the assumptions set out in Note 4		**$23.59**		$11.94		$ 5.14

All stock options granted during the year ended June 30, 2005 were granted at an exercise price equal to the market price. The terms of certain stock options were modified during the year ended June 30, 2005, as described in Note 31.

The following table summarizes information about the stock options outstanding as of June 30, 2005:

	Options outstanding as of June 30, 2005			**Options exercisable as of June 30, 2005**	
Range of exercise prices	**Number**	**Weighted average exercise price**	**Weighted average remaining life**	**Number**	**Weighted average exercise price**
Up to $10.00	**1,472,825**	**$ 8.27**	**3.4 years**	**1,006,772**	**$ 8.56**
$10.01 to $20.00	**1,376,451**	**$18.31**	**6.7 years**	**760,130**	**$19.29**
$20.01 to $30.00	**765,945**	**$22.01**	**6.4 years**	**528,102**	**$21.94**
$30.01 to $40.00	**687,673**	**$33.05**	**9.5 years**	**542,673**	**$32.99**
$40.01 to $50.00	**11,500**	**$43.00**	**4.6 years**	**11,500**	**$43.00**
$50.01 to $60.00	**23,119**	**$58.70**	**5.2 years**	**23,119**	**$58.70**
All options	**4,337,513**	**$18.17**	**6.0 years**	**2,872,296**	**$19.02**

Note 14. Income taxes

Significant components of the Company's provisions for income taxes were as follows:

	For the years ended June 30,		
(in thousands)	**2005**	2004	2003
UK current tax	**$18,476**	$16,121	$20,294
Overseas current tax	**8,624**	5,869	5,260
Double tax relief	**(4,073)**	(3,237)	(3,532)
Tax of equity affiliate	**—**	—	(119)
Total current tax	**23,027**	18,753	21,903
UK deferred tax	**3,191**	3,105	1,896
Overseas deferred tax	**1,135**	(2,797)	85
Total deferred tax	**4,326**	308	1,981
Total income tax expense	**$27,353**	$19,061	$23,884
Tax benefits on stock options, credited to additional paid-in capital	**$ (2,154)**	$ —	$ —
Tax (benefit) expense on additional pension liability, recorded within other comprehensive income	**$ (366)**	$ 599	$ (571)

Income before income taxes arose in the United Kingdom and overseas as follows:

(in thousands)	For the years ended June 30, 2005	2004	2003
U.K. income before income taxes	**$ 80,207**	$63,158	$66,205
Overseas income (loss) before income taxes	**21,144**	(7,885)	13,760
Total income before income taxes	**$101,351**	$55,273	$79,965

The reconciliation of income tax computed at the U.K. statutory rate to the income tax expense is as follows:

	For the years ended June 30, 2005	2004	2003
Income tax at U.K. statutory rate	**30.0%**	30.0%	30.0%
Effect of different tax rates	**(1.4%)**	(3.0%)	(2.6%)
Goodwill impairment	**0.0%**	6.1%	0.0%
Stock options	**0.4%**	1.6%	0.3%
Other permanent differences	**(1.2%)**	0.6%	0.5%
Losses for which no relief is available	**0.2%**	1.0%	0.8%
Movement in valuation reserve	**0.0%**	1.7%	(2.0%)
Adjustments in respect of previous years' accruals	**(1.0%)**	(3.5%)	2.9%
Effective income tax rate	**27.0%**	34.5%	29.9%

Deferred tax assets comprise:

(in thousands)	As of June 30, 2005	2004
Property, plant and equipment	**$ 1,225**	$ 1,555
Accrued expenses	**2,137**	1,725
Pension liability	**1,318**	1,093
Stock options	**441**	—
Deferred income	**—**	2,328
Benefit of operating losses carried forward	**3,455**	6,243
	8,576	12,944
Valuation reserve	**(3,455)**	(3,791)
Total deferred tax assets	**$ 5,121**	$ 9,153

As of June 30, 2005, the Company had approximately $10 million of French net operating loss carryforwards available to offset future taxable income. These net operating losses may be carried forward indefinitely. In assessing the realizability of deferred tax assets, management evaluates a variety of factors in considering whether it is more likely than not that some portion or all of the deferred tax assets will ultimately be realized. Management considers earnings expectations, the existence of taxable temporary differences, tax planning strategies and the periods in which estimated losses can be utilized. Based upon this analysis, management has concluded that it is more likely than not that the Company will not realize all of the benefits of its deferred tax assets. Accordingly, valuation allowances of $3,455 and $3,791 have been established to reflect the expected realization of the deferred tax assets as of June 30, 2005 and 2004, respectively.

The Company has not provided for possible U.K. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested amounted to approximately $38 million as of June 30, 2005.

Note 15. Pension benefits

Most U.K. employees of the Company are eligible for membership of the News International Pension Plan, a defined contribution scheme operated for the benefit of certain U.K. employees of News Corporation. Company contributions amounted to $4,120, $2,921 and $2,000 for the years ended June 30, 2005, 2004 and 2003, respectively.

Most U.S. employees of the Company are eligible for membership of the News America Incorporated Employees' Pension and Retirement Plan which is operated for the benefit of certain U.S. employees of News Corporation. As such, and so far as it relates to the Company, it is a multiemployer defined benefit scheme. It is not possible to determine the assets and liabilities of this scheme relating to the obligations of the Company to current and former employees. Accordingly, the expense is the contributions payable in the year, as determined by third party actuaries. Company contributions amounted to $646, $281 and $236 for the years ended June 30, 2005, 2004 and 2003, respectively.

The Company has certain liabilities to a small number of current and former employees who are members of a U.K. defined benefit pension scheme. The scheme is closed and the age profile of the active membership is rising significantly and therefore the service cost is likely to increase over the coming years. The trustees of the scheme, the actuaries and the Company have agreed to make additional lump sum payments into the scheme and the contribution rates of employed members have been set individually. The Company uses a June 30 measurement date for the defined benefit pension scheme.

The elements of net periodic pension expense are as follows:

(in thousands)	For the years ended June 30, 2005	2004	2003
Service cost	**$ 172**	$ 164	$ 143
Interest cost	**893**	764	641
Expected return on assets	**(706)**	(540)	(549)
Net amortization of loss	**446**	445	241
Net periodic pension expense	**$ 805**	$ 833	$ 476

Notes to Consolidated Financial Statements (continued)

The following assumptions were used in accounting for the plan:

(in thousands)	For the years ended June 30, 2005	2004	2003
Assumed discount rate	**5.00%**	5.75%	5.30%
Expected long-term rate of return on plan assets	**7.50%**	7.50%	7.50%
Rate of increase in pensions	**3.00%**	3.00%	3.00%
Rate of compensation increase	**4.25%**	4.50%	4.50%

Overall asset returns were based upon the target asset allocation and return estimates for equity and debt securities. The expected rate of return for equities was based upon the long-term equity risk premium over the risk-free rate, which was then adjusted downward from the historical rate to reflect recent market conditions. The expected return on debt securities was based upon an analysis of current and historical yields on portfolios of similar quality and duration.

The funding of the Company's defined benefit pension plan is as follows:

(in thousands)	As of June 30, 2005	2004
Accumulated vested obligation ("ABO")	**$15,237**	$12,626
Effect of projected future salary increases	**4,169**	3,310
Projected benefit obligation ("PBO")	**19,406**	15,936
Fair value of plan assets	**10,845**	8,548
Plan assets less than PBO	**(8,561)**	(7,388)
Unrecognized net loss	**9,485**	7,762
Prepaid pension cost	**924**	374
Additional liability recognized through other comprehensive income	**(5,316)**	(4,452)
Total amount recorded in consolidated balance sheet	**$ (4,392)**	$ (4,078)

The following table is a reconciliation of PBO:

(in thousands)	For the years ended June 30, 2005	2004	2003
PBO, beginning of year	**$15,936**	$13,728	$10,265
Service cost	**172**	164	143
Interest on PBO	**893**	764	641
Actuarial (gain) loss	**3,176**	(77)	1,737
Benefits paid	**(231)**	(171)	(189)
Employee contributions	**135**	134	124
Foreign exchange movements	**(675)**	1,394	1,007
PBO, end of year	**$19,406**	$15,936	$13,728

The following table is a reconciliation of the fair value of plan assets:

(in thousands)	For the years ended June 30, 2005	2004	2003
Plan assets at fair value, beginning of year	**$ 8,548**	$6,712	$6,418
Employer contributions	**1,392**	419	489
Employee contributions	**135**	134	124
Benefits paid	**(231)**	(171)	(189)
Return on assets	**1,382**	736	(673)
Foreign exchange movements	**(381)**	718	543
Plan assets at fair value, end of year	**$10,845**	$8,548	$6,712

The following table sets forth the estimated benefit payments for the next five fiscal years, and in aggregate for the five fiscal years thereafter. The expected benefits are estimated based on the same assumptions used to measure the Company's benefit obligation at the end of the fiscal year and include benefits attributable to estimated future employee service:

(in thousands)	Expected pension payments
2006	$ 228
2007	236
2008	243
2009	273
2010	260
2011 to 2015	3,037
Total	$4,277

The Company's investment strategy for its pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company's practice is to conduct a strategic review of its asset allocation strategy every year. The Company's current broad strategic targets are to have a pension asset portfolio comprising of 60% equity securities and 40% fixed income securities. The Company's equity portfolios are managed in such a way as to achieve optimal diversity. The Company's fixed income portfolio is investment grade in the aggregate. The Company does not manage any assets internally, does not have any passive investments in index funds and does not utilize hedging, futures or derivative instruments. No investments are held in stock of the Company or of News Corporation.

The Company's benefit plan weighted-average asset allocations as of June 30, 2005 and 2004, by asset category, are as follows:

(in thousands)	As of June 30, 2005	2004
Equities	**$ 6,432**	$5,143
Debt securities	**4,353**	3,294
Cash	**60**	111
Total amount recorded in consolidated balance sheet	**$10,845**	$8,548

The Company's committed minimum contributions in fiscal 2006 are expected to be $253. An additional voluntary contribution of approximately $885 is also expected to be made.

Note 16. Segment information

The business is managed as a single operating unit or segment, being the supply of digital technology and services enabling and supporting digital pay-television platform operators and content providers.

Revenue analyzed by geographical destination (*i.e.*, the country of operations of the customer) was as follows:

(in thousands)	For the years ended June 30, 2005	2004	2003
United Kingdom	**$151,083**	$130,339	$153,872
Europe and the Middle East	**108,454**	59,714	23,666
North America	**183,420**	87,744	166,718
Latin America	**59,224**	37,745	31,750
Asia-Pacific	**54,149**	41,121	31,344
	$556,330	$356,663	$407,350

Revenues from North America include $182,451, $87,436 and $166,718 from customers in the United States in fiscal 2005, 2004 and 2003, respectively. Revenues from Latin America include $28,175, $10,062 and $7,302 from customers in Mexico in fiscal 2005, 2004 and 2003, respectively. Revenues from Europe and the Middle East include $60,544, $32,959 and $7,316 from customers in Italy in fiscal 2005, 2004 and 2003, respectively. No other country accounted for more than 5% of revenues in any of the three fiscal years in the period ended June 30, 2005.

The following major customers contributed directly and indirectly to more than 10% of the Company's revenues in any of the three fiscal years in the period ended June 30, 2005:

(in thousands)	For the years ended June 30, 2005	2004	2003
BSkyB	**$123,165**	$103,522	$131,085
DIRECTV	**163,006**	69,401	155,212
Sky Italia	**59,895**	32,959	7,316

The Company's operations are situated in the United Kingdom, Europe, Israel, the United States and the Asia-Pacific region. Most of the Company's contracts with customers are entered into with the principal operating company, a U.K. entity. Many of the costs of the overseas operations are recharged to the Company's U.K. subsidiaries.

The contribution of each region to the long-lived assets (other than deferred tax assets) of the Company is as follows:

(in thousands)	As of June 30, 2005	2004
United Kingdom	**$119,495**	$134,305
Europe	**8,107**	9,835
Israel	**29,934**	24,058
United States	**5,387**	4,694
Asia-Pacific	**4,186**	1,703
Total long-lived assets (other than deferred tax assets)	**$167,109**	$174,595

Long-lived assets in Europe included $7,944 and $9,700 of long-lived assets in France as of June 30, 2005 and 2004, respectively.

Note 17. Valuation and qualifying accounts

a) Accounts receivable reserves

(in thousands)	For the years ended June 30, 2005	2004	2003
Beginning of year	**$ 3,021**	$ 9,252	$ 7,118
Additions (reversals)	**(1,165)**	(1,611)	8,194
Used	**(379)**	(5,189)	(6,746)
Foreign exchange movements	**(50)**	569	686
End of year	**$ 1,427**	$ 3,021	$ 9,252

b) Inventory reserves

(in thousands)	For the years ended June 30, 2005	2004	2003
Beginning of year	**$ 4,242**	$ 4,582	$ 4,279
Additions (reversals)	**(183)**	148	1,356
Used	**(560)**	(901)	(1,420)
Foreign exchange movements	**(101)**	413	367
End of year	**$ 3,398**	$ 4,242	$ 4,582

c) Deferred tax valuation reserve

(in thousands)	For the years ended June 30, 2005	2004	2003
Beginning of year	**$ 3,791**	$ 2,863	$ 4,436
Additions (reversals)	**(173)**	928	(1,573)
Foreign exchange movements	**(163)**	—	—
End of year	**$ 3,455**	$ 3,791	$ 2,863

Notes to Consolidated Financial Statements (continued)

Note 18. Supplementary cash flow disclosures

(in thousands)	For the years ended June 30, 2005	2004	2003
Cash receipts and payments:			
Interest received in cash	**$ 9,456**	$ 6,878	$ 4,635
Cash payments for income taxes	**23,379**	24,608	23,144
Cash paid in respect of initial consideration for acquisitions	**—**	75,298	—
Cash paid in respect of deferred consideration for acquisitions	**17**	638	7,703
Supplemental information on businesses acquired:			
Fair value of non-cash assets acquired	**$ —**	$ 75,772	$ —
Cash acquired	**—**	10,292	—
Less: liabilities assumed	**—**	(10,766)	—
Fair value of assets acquired by way of acquisitions	**$ —**	$ 75,298	$ —
Fair value of shares issued in respect of acquisitions	**$ —**	$ —	$ 4,879

Note 19. Quarterly data (unaudited)

(in thousands, expect per share amounts)	For the three months ended September 30	December 31	March 31	June 30
Fiscal 2005				
Revenue	**$141,279**	**$141,623**	**$126,594**	**$146,834**
Gross margin	**83,712**	**87,237**	**78,633**	**87,810**
Operating income	**25,284**	**24,131**	**22,630**	**20,146**
Net income	**17,617**	**17,884**	**16,590**	**21,907**
Basic earnings per share	**$ 0.32**	**$ 0.33**	**$ 0.30**	**$ 0.40**
Diluted earnings per share	**$ 0.31**	**$ 0.32**	**$ 0.29**	**$ 0.38**
Fiscal 2004				
Revenue	$ 80,951	$ 76,489	$ 97,936	$101,288
Gross margin	62,661	57,570	77,244	74,801
Operating income (loss)	19,487	12,797	17,173	(1,032)
Net income	14,389	10,319	12,296	51
Basic earnings per share	$ 0.27	$ 0.19	$ 0.23	$ 0.00
Diluted earnings per share	$ 0.26	$ 0.19	$ 0.22	$ 0.00

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of NDS Group plc:

We have audited the accompanying consolidated balance sheets of NDS Group plc as of June 30, 2005 and 2004, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of NDS Technologies Israel Limited, a wholly-owned subsidiary, for each of the two years in the period ended June 30, 2004, which statements reflect total assets of $69 million as of June 30, 2004, and total cost of sales of $62 million and $55 million and total operating expenses of $20 million and $17 million for years ended June 30, 2004 and 2003, respectively. Those financial statements, presented in accordance with accounting principles generally accepted in Israel, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts utilized by the Company's management (before conversion to accounting principles generally accepted in the United States) so as to include NDS Technologies Israel Limited in the consolidated financial statements of NDS Group plc, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the Company's conversion of the financial statements of NDS Technologies Israel Limited to accounting principles generally accepted in the United States for each of the two years in the period ended June 30, 2004) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NDS Group plc at June 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NDS Group plc's internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 8, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP
London, England
September 8, 2005

Report of Independent Registered Public Accounting Firm

Auditor's Report to the Shareholders of
NDS Technologies Israel Limited

We have audited the balance sheets of NDS Technologies Israel Limited ("the Company") as of 30 June 2004 and 2003, and the related statements of income, changes in shareholder's equity and cash flows for each of the years then ended [not separately included herein]. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2004 and 2003 and the results of its operations, changes in shareholder's equity and cash flows for each of the years then ended in conformity with generally accepted accounting principles in Israel.

As explained in Note 1B1, the above mentioned financial statements are stated in U.S. dollar values adjusted for the changes in the US dollar / New Israeli Shekels exchange rate, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

Somekh Chaikin
Certified Public Accountants (Isr.)
Jerusalem, Israel
25 July 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of NDS Group plc

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting", that NDS Group plc maintained effective internal control over financial reporting as of June 30, 2005 based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NDS Group plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and Directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that NDS Group plc maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, NDS Group plc maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of June 30, 2005 of NDS Group plc and our report, dated September 8, 2005, expressed an unqualified opinion thereon.

Ernst & Young LLP
London, England
September 8, 2005

Market for Registrant's Common Equity,
Related Stockholder Matters and Issuer Purchases of Equity Securities

Market information

American Depositary Shares ("ADSs"), each representing one of our Series A ordinary shares, par value $0.01 per share, are traded on the NASDAQ National Market. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York as depositary under a Deposit Agreement, dated November 26, 1999, by and among the Company, The Bank of New York and the owners and beneficial owners of ADRs.

The high and low closing prices for our ADSs for each quarterly period within the two most recent fiscal years are as follows:

	High price per ADS	Low price per ADS
Fiscal 2004		
First quarter	$18.31	$13.75
Second quarter	$23.19	$17.12
Third quarter	$32.02	$22.05
Fourth quarter	$27.61	$23.10
Fiscal 2005		
First quarter	**$27.68**	**$19.95**
Second quarter	**$35.18**	**$24.23**
Third quarter	**$39.20**	**$30.84**
Fourth quarter	**$35.18**	**$29.54**

Since November 13, 2003, our ADSs have also been listed on the First Market–Continuous of the Euronext Brussels exchange in Belgium. Prior to November 28, 2003, our ADSs were listed on NASDAQ Europe in Belgium. The volume of ADSs traded on Euronext (and previously, on NASDAQ Europe) has been negligible.

As of September 1, 2005, there were 41 holders of record of our ADSs.

Dividends

It has been our policy to retain profits for the future development of the business and accordingly no dividends have been paid since our initial public offering in November 1999, and none is proposed. We intend to keep this policy under review and will consider whether it is appropriate to pay dividends in the future.

Purchase of equity securities by the issuer and affiliated purchaser

Neither we, nor any purchaser affiliated with us, purchased any of our ADSs during the fourth quarter of the fiscal year ended June 30, 2005.

Corporate Information

Board of Directors
Dr. Abe Peled, President
and Chief Executive Officer
David F. DeVoe
Roger W. Einiger
Nathan Gantcher
Lawrence A. Jacobs
Peter J. Powers
Arthur M. Siskind

Executive Officers
Dr. Abe Peled, President
and Chief Executive Officer
Alexander Gersh, Chief Financial Officer

Corporate Office
One London Road
Staines
Middlesex, TW18 4EX
United Kingdom

Tel: +44 (0)20 8476 8000
Website: www.nds.com

Depositary, for American Depositary Receipts
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

Stock Listing
NASDAQ National Market: NNDS
First Market - Continuous, Euronext,
Brussels: NNDS

Independent Auditors
Ernst & Young LLP
1 More London Place
London, SE1 2AF
United Kingdom

Legal Counsel
Hogan & Hartson L.L.P.
875 Third Avenue
New York, NY 10022
USA

Investor Relations
Yael Fainaro
Tel: +44 208 476 8287

Corporate Communications
Peter Ferrigno
Tel: +44 208 476 8334

Notice of Annual Meeting
The Annual Meeting of Shareholders of NDS Group plc will be held on October 31, 2005, at 10:30 a.m. Eastern time, at 875 Third Avenue, 25th Floor, New York, New York 10022.

Cautionary Statement Concerning Forward-looking Statements
This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.



NDS Headquarters
One London Road
Staines
TW18 4EX
United Kingdom
Tel: +44 (0)20 8476 8000
Fax: +44 (0)20 8476 8100

NDS Americas
3500 Hyland Avenue
Costa Mesa
CA 92626
USA
Tel: +1 949 725 2500
Fax: +1 949 725 2505

NDS Australia
Level 31 Northpoint
100 Miller Street
North Sydney
NSW 2060
Australia
Tel: +612 9025 3000
Fax: +612 9025 3099

NDS China
1423-1430, South Tower
Beijing Kerry Center
1 Guanghua Road
Chaoyang District
Beijing 100020
PRC
Tel: +8610 8529 8459
Fax: +8610 8529 8460

NDS Denmark
Vesterbrogade 149
Building 9
1st floor
1620 Copenhagen V
Denmark
Tel: +45 36 93 60 00
Fax: +45 36 93 60 01

NDS France
65, rue Camille Desmoulins
92442 Issy-les-Moulineaux
France
Tel: +33 1 5500 5700
Fax: +33 1 5500 5701

NDS Hong Kong
Suite 5301, 53rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong
Tel: +852 2201 9151
Fax: +852 2201 9141

NDS India
Ashford Park View
#9, 80 Feet Road
III Block, Koramangala
Bangalore 560 095
India
Tel: +91 80 22 12 1012
Fax: +91 80 22 99 7609

NDS Israel
5 Shlomo Halevi Street
Har Hotzvim
Jerusalem
Israel
Tel: +972 (0)2 589 4444
Fax: +972 (0)2 589 4400

NDS Korea
1005 CCMM Bldg.
12 Yoido-dong
Yeongdeungpo-gu
Seoul
150-968
Korea
Tel: +82 2 6294 9151
Fax: +82 2 6294 9158

NDS Spain
C/Pinar, 5
28006 Madrid
Spain
Tel: +34 (0)91 745 6828
Fax: +34 (0)91 745 6699

Orbis
414 Chiswick High Road
London
W4 5TF
United Kingdom
Tel: +44 (0)20 8742 1600
Fax: +44 (0)20 8742 2649

www.nds.com